
WRIGHT.

2007 Annual Report



"Any time we can celebrate life, we do it."

- **Tammy**, mother of Andres, recipient of Wright's REPIPHYSIS® Expandable Limb Salvage System

Tammy is grateful that she had the opportunity to choose her son's treatment and work with a select group of outstanding doctors. Andres' family has nicknamed him "bionic boy" to remind him that he should not look at his implant as a disability. Instead, his family encourages him to believe that

"... the REPIPHYSIS® system gives him strength."

Expansive Innovation

In October 2006, Tammy's life turned upside down when she learned that her son, Andres, nine, had a cancerous tumor in his right femur. A physician she consulted strongly suggested rotationplasty to remove the tumor and as an alternative to amputation. Tammy was horrified by the procedure, which involves partial amputation and the use of the ankle as a knee joint for a prosthetic. She refused to accept the doctor's solution and turned to the internet to find other alternatives.

Her online search led her to Wright's REPIPHYSIS® Expandable Technology, an expandable endoprosthetic implant which replaces a child's femur and grows with the healthy limb. Instead of undergoing repeated surgeries to extend the implant, as is the case in non-expandable implants, the REPIPHYSIS® technology uses an electromagnetic field to slowly lengthen the implant internally. The lengthening process is noninvasive, takes about 20 minutes, and does not require surgery.

Andres underwent surgery in December and has since seen exceptional results due to the implant's outstanding fit and Andres' boundless optimism. In addition to intense chemotherapy, Andres receives physical therapy as often as three times a day. Andres and his family are pleased and proud with the promising results, such as his ability to flex his leg 105 degrees.

REPIPHYSIS®
Expandable Limb Salvage System

Financial Highlights

dollars are in thousands

	2003[1]	2004[2]	2005[3]	2006[4]	2007[5]
net sales	$248,932	$297,539	$319,137	$338,938	$386,850
gross profit, as reported	$181,117	$213,356	$227,385	$241,704	$276,304
as a percentage of net sales	72.8%	71.7%	71.2%	71.3%	71.4%
gross profit, as adjusted	$181,117	$215,875	$228,894	$242,558	$280,907
as a percentage of sales	72.8%	72.6%	71.7%	71.6%	72.6%
operating income, as reported	$27,166	$38,413	$33,481	$19,431	$1,454
as a percentage of net sales	10.9%	12.9%	10.5%	5.7%	0.4%
operating income, as adjusted	$31,724	$42,095	$39,521	$33,271	$40,546
as a percentage of net sales	12.7%	14.1%	12.4%	9.8%	10.5%
net income, as reported	$17,397	$24,022	$21,065	$14,411	$961
as a percentage of sales	7.0%	8.1%	6.6%	4.3%	0.2%
net income, as adjusted	$20,216	$26,451	$25,179	$22,742	$28,922
as a percentage of sales	8.1%	8.9%	7.9%	6.7%	7.5%
diluted earnings per share					
as reported	$0.50	$0.68	$0.60	$0.41	$0.03
as adjusted	$0.58	$0.75	$0.72	$0.64	$0.79
total assets	$332,103	$361,158	$371,810	$409,402	$669,985
total long-term obligations	$11,096	$5,952	$1,728	$723	$200,455



$386,850
$338,938

net sales



$40,546
$33,271

operating income, as adjusted



$28,922
$22,742

net income, as adjusted



$669,985
$409,402

total assets

(1) 2003 adjusted results presented above exclude $4.6 million ($2.8 million after tax effect) acquired in-process research and development costs.

(2) 2004 adjusted results presented above exclude $2.4 million ($1.6 million after tax effect) of costs incurred to write down certain foot and ankle inventory to its net realizable value, $510,000 ($338,000 after tax effect) of accelerated depreciation on surgical instrumentation related to this inventory as a result of the transition of this product line to our CHARLOTTE™ Foot and Ankle System, and $791,000 ($511,000 after tax effect) of costs associated with the voluntary market withdrawal of certain CONSERVE® hip components.

(3) 2005 adjusted results presented above exclude $1.7 million (1.2 million after tax effect) of severance costs associated with management changes in our U.S. and European operations, $1.5 million ($1.0 million after tax effect) of costs incurred to write down inventory to its net realizable value and $139,000 ($96,000 after tax effect) of costs incurred to write down to net realizable value surgical instrumentation related to this inventory due to the termination of an agreement to distribute certain third party spinal products in Europe, $694,000 ($476,000 after tax effect) to write down a long-lived asset to its fair value following its reclassification to assets held-for-sale, and $467,000 ($287,000 after tax effect) of non-cash, stock-based compensation expense.

(4) 2006 adjusted results presented above exclude $13.8 million ($10.9 million after tax effect) of non-cash, stock-based compensation expense recorded pursuant to Statement of Financial Accounting Statements ("SFAS") No. 123 "Share-Based Payment" (SFAS No. 123R), which was implemented on January 1, 2006, a $1.5 million ($1.4 million after tax effect) gain on the sale of an investment, and a $1.1 million income tax benefit.

(5) 2007 adjusted results presented above exclude $18.9 million ($12.5 million after tax effect) of restructuring charges associated with the closure of our Toulon, France operations, $16.5 million ($12.9 million after tax effect) of non-cash, stock-based compensation expense recorded pursuant to SFAS No. 123R, $3.9 million ($2.4 million after tax effect) of charges related to an unfavorable arbitration ruling, and $418,000 ($253,000 after tax effect) of acquisition-related inventory step-up amortization.



Full Swing Ahead

Paul Trittler is a professional golfer who recently competed in the TPC Summerlin PGA Tournament in Las Vegas. A few years ago he noticed his body was beginning to slow down. "I wasn't in severe pain, but I was experiencing stiffness in my hip after golfing and decreased mobility," says Paul.

X-rays showed that Paul's left hip was close to bone-on-bone movement which can be both extremely painful and debilitating. "I realized I would need a hip replacement."

Although Paul was still golfing competitively, he decided to take the advice of his orthopaedic surgeon and move forward with surgery. "I knew it wasn't going to get any better, and I wanted to take care of it while I still had a few good years left with golf," Paul explains.

CONSERVE® Total Hip with BFH® Technology

After surgery, Paul worked with a physical therapist and trainer and was back on the golf course in only three months. "It took awhile to get back into the groove. I was stiff after surgery, but I pushed myself with my trainer's help and created more speed and strength in my body's movements."

Now Paul is back on top of his golf game and is getting ready to play another PGA Tour event. He continues to get stronger and credits his new hip with allowing his body the opportunity to perform better.

"Hip surgery made a real difference in my golf game."

– Paul Trittler,
professional golfer / PGA Tour
recipient of Wright's
CONSERVE® Total Hip
with BFH® Technology

Letter To Our Stockholders

Innovation That Moves You



Gary D. Henley
President and Chief Executive Officer

Wright is a Company that is "On the Move"

I am delighted to report that 2007 was an exciting year of performance, growth, and investment for Wright. During the year, we were able to achieve outstanding financial results on both the top and bottom line, while at the same time undertaking substantial internal and external initiatives that have built a solid global foundation to grow upon as we move into 2008 and beyond. As you will see clearly demonstrated in the pages of this annual report, Wright is a company that is "on the move."

Early in 2007, we refined our strategy for addressing the various orthopaedic market segments that we serve. We developed a simple approach that starts with the customer: (1) assess his needs; (2) surround him with world class products that bring solutions to his patients; (3) deliver those products through an effective and responsive sales force; and (4) support that effort with outstanding research and development (R&D), marketing, medical education and customer service. We then evaluated each of our market sectors and developed plans that would deliver on this core strategy.

Moving Innovation in Large Joints

Industry-leading product innovations allow Wright to enjoy a robust and differentiated position in the global hip and knee markets. Our product portfolio is brimming with unique large joint solutions, like our advanced bearing surfaces, anatomically and kinematically correct implant designs, tissue-sparing surgical techniques and instrumentation to promote faster recovery for patients, and our new ADVANCE® BIOFOAM™ Cancellous Titanium Cementless Fixation Technology. As these innovations represent real solutions for our surgeon customers, we experienced revenue acceleration in our reconstructive large joint franchise throughout 2007 in both domestic and international markets. We expect that our performance in the large joint segment will continue to grow at or above market growth rates in 2008.

We also address the specialized oncology sector of the large joint market with our REPIPHYSIS® Expandable Implant Technology and GUARDIAN® Limb Salvage System. To address another specialized need, we recently launched a core decompression system for the early intervention and treatment of avascular necrosis of the femoral head and neck.

By late 2007, our CONSERVE® PLUS Hip Resurfacing device, CONSERVE® BFH® Technology and A-CLASS® Advanced Metal for femoral heads received regulatory approval in Japan. Since those approvals, we have already begun to see excellent acceptance of those products in that market.

With regard to U.S. regulatory approval of the CONSERVE® PLUS Hip Resurfacing System, we remain very positive and confident in the ultimate outcome as we continue to work with FDA (the Food and Drug Administration) to gain pre-market approval for this important product.

Foot & Ankle Growth On the Move

Growth in the foot and ankle market was clearly one of the highlights of our 2007 performance. Starting with a solid base of products like our CHARLOTTE® Foot & Ankle Fixation System and SWANSON® Toe joint solutions, we quickly added a number of new products during the first part of the year. The introduction of the CAROLINA™ Jones Screw for treatment of fifth metatarsal fractures and the 7.0 mm CHARLOTTE® Multi-Use Comperssion Screw helped fuel our growth in the foot and ankle arena. However, it was the acquisition of Darco International Inc.'s line of locking plates that propelled our growth and validated our strategy of becoming a leader in reconstructive foot and ankle surgery solutions.

At the same time, we continued to broaden our portfolio with a full complement of biologic solutions tailored to the foot and ankle surgeon. Bolstered by this success, we continued to make acquisitions and enter into distribution agreements for additional products, like a complete external fixation system, a subtalar implant for flatfoot correction, an endoscopic tissue release system, xenograph bone wedges, and a full complement of titanium screws. By the end of 2007, we had assembled the most extensive portfolio of foot and ankle products in the industry.

For financial reporting purposes, we combine results for foot and ankle and upper extremity hardware. Together, they achieved a world wide annual growth rate of 38% and a fourth quarter 2007 growth rate of 61%. We are excited about where we are today and look forward with great anticipation to the opportunities in 2008 and beyond within the global foot and ankle market.

Leading Innovation in Biologics

Biologics is an area in which we enjoy a leadership position. In 2007, we saw another year of strong performance for this product line. We experienced a 16% full year global growth rate which accelerated throughout the year, culminating in the fourth quarter with 14% year-over-year growth.

The highlight of 2007 for our biologics franchise was undoubtedly the launch of our PRO-DENSE® Injectable Regenerative Graft, a calcium sulfate/calcium phosphate bone substitute material. This product has had excellent acceptance by our customers and is producing outstanding clinical results for their patients. Furthermore, our GRAFTJACKET® material continued to be an impressive success story. An extremely versatile product with remarkable remodeling characteristics, it has applications across all of our orthopaedic market sectors — from rotator cuff and Achilles tendon repair – to diabetic foot ulcer treatment. Those products, coupled with our ALLOMATRIX® formulations, OSTEOSET® solutions, and MIIG® family of products, give us an industry-leading biologics portfolio.

Innovating Diverse Upper Extremity Solutions

Although this area has a wide range of customer call points, it is a large opportunity and represents an important market for us. It is a market we serve with an extensive portfolio of products that includes finger joint replacements, plates and screws, the MICRONAIL® Minimally-invasive Distal Radius Fracture Fixation System, and our EVOLVE® Radial Head replacement and plating systems. The upper extremity market also offers opportunities for several of our biologics solutions, including our GRAFTJACKET® Regenerative Tissue Matrix, which could revolutionize augmentation of difficult rotator cuff repairs. Over time, we will continue to add products that offer solutions to surgeons, who practice in this important industry sector.

Creating New Focus in Sales

Our sales strategy for 2007 can be summarized in one word: focus! We began the year with the majority of our sales representatives selling every product we had to offer. As we refined our overall strategy, we came to see that our success in every market sector was not only dependent upon having a robust and compelling product offering, but also a dedicated, highly trained and focused sales organization to deliver those products to the customer. Late in the first quarter, we began an initiative in concert with our distributors to separate and focus sales representatives as either "large joint and upper extremity specialists" or "foot and ankle specialists," with biologics being sold within both groups. Today, we have achieved the intended separation and focus and are very pleased with the results, as it is driving growth in all product segments. With such success for our domestic sales force, we began to employ this strategy in Europe later in the year. It has already begun to show similar promising results.

International Markets On the Move

Overall, we had strong performance from our international markets in 2007, posting 13% revenue growth before the effect of currency and 18% revenue growth as reported for the year. During 2007, our Europe, Middle East and Africa division emerged from three consecutive years of disruption and nominal growth. Italy and France continue to be a work in progress but, with new management in place, we believe better performance lies ahead.

The rest of our international business continues to move forward, especially in the areas of South America and Asia Pacific. In particular, we could not be more pleased with the results we have achieved in Japan. This direct-distribution business unit posted yet another year of excellent growth. In fact, Japan was our fastest growing market in the world last year. Given the market opportunity we see and our recent product approvals by the Japanese government, we expect continued, strong growth in this market throughout 2008 and beyond.

Strategic Innovations in Business Development

As we assessed our growth strategy, it became evident that a missing component was business development and inorganic growth. We had a very robust R&D pipeline, but it needed to be augmented with an energetic external business development program. Once focus was placed on that activity, positive results soon followed. During the year, we were able to identify and perform diligence on numerous opportunities, which led to three acquisitions of products and three key distribution agreements, along with the divesture of our ADCON® product assets. The expertise demonstrated by our management team in identifying, negotiating, and consummating these transactions was impressive. The speed and accuracy of the integration of these assets was a major accomplishment for us in 2007 and gives us tremendous confidence for future acquisition opportunities.

To ensure we have the necessary financial capacity to take advantage of such opportunities and continue to fund the growth of our business, we also successfully completed a $200 million convertible debt offering during November 2007.

Investing in Operations & Infrastructure

In early 2007, our Board of Directors authorized a building project to expand the existing facility in Arlington, Tennessee with the addition of 60,000 square feet of production and office space. That project is well underway with a third quarter 2008 completion date targeted.

We also made the decision to close our manufacturing and distribution facility in Toulon, France and leverage the warehousing and distribution capabilities of our European headquarters facility in Amsterdam, as well as the expanding manufacturing capabilities of our plant in Arlington. Closure of the Toulon facility was complete by December 2007, as planned, and operations were successfully transferred to Amsterdam and Arlington.

We also continued to implement our corporate ERP business systems into our operations around the world, with Germany and the Netherlands added in 2007.

Moving Forward

Throughout 2007 we faced many challenges and seized many opportunities — but never wavered from the strategy we have adopted. We continued to build and strengthen our management team with important additions in both the U.S. and International organizations. Today we have a talented, experienced, and dedicated team that is capable of executing our strategy and delivering outstanding performance for our customers, employees and stockholders. It is a pleasure and a privilege to be a part of such a team. As you read more about our achievements from the past year and outlook for the future, you will certainly see why I say, with confidence, that we are "on the move."

Sincerely,

Gary D. Henley
President, CEO and Director

Worldwide Momentum

Luc Verstrepen, 45, has performed over 14,000 dives worldwide in his career as a professional, competitive sky diver. It's an impressive feat – even more impressive considering that during the last five years of his professional career he has competed with the assistance of a total hip replacement in his left leg.



ORION® Metal Acetabular Cup System

In 2001, Luc started to experience pain in his upper left leg, hip, and muscles. His hip pain lasted for two years and finally got to the point where he couldn't walk or ride a bike, and he stopped jumping altogether. He was unable to sleep at night, taking sleeping aids and additional medications to ease the pain but nothing seemed to help.

Based on the guidance of his physician in Belgium, Luc underwent a total hip replacement in 2003. Luc was implanted with Wright's ORION® Metal Acetabular Cup System (with the ANCA-FIT® Uncemented Femoral Component).

Luc spent five days in the hospital and began his recovery process with physical therapy and swimming. After two to three months of training at the gym and stretching at night, his muscle strength was finally back. Luc was able to walk and move "normally" again. After three and a half months, he took his first dive with his team, in Spain, and he felt great. "The first jump was great for me mentally. I had a lot of ups and downs with the hip pain and today I'm free of the pain."

Today, Luc is living his life to the fullest. In August 2007, his team (HayaBusa) came in first place at the World Cup in Russia and his team is ranked in the top five in the world. When he is not busy competing with his professional sky diving team, he is paragliding, bicycling, riding his motorcycle, or playing tennis, squash, or soccer with friends.



"The last two to three months before [illegible] surgery were horrible. At one point in my life, [illegible] anything I wanted to, physically, and then [illegible] no longer able to walk.

After hip surgery, I can do as many jumps as [illegible] want with no pain. I don't think about [illegible] hip any more. There is no difference [illegible]"

Luc Verstrepen, professional skydiver [illegible]
Wright's ORION® Metal Acetabular [illegible]
[illegible]


international subsidiaries
international distributors



GRAFTJACKET®
Regenerative Tissue Matrix

Charles is an auto body mechanic and father of three small children. He began to experience severe shoulder pain in 2004 and the problem worsened until, by 2005, he couldn't lift much at all.

An MRI of his shoulder revealed that he had a major rotator cuff tear. His shoulder had only 50 percent normal range of motion and he could not return to work.

Charles' doctor suggested an arthroscopic procedure with Wright's GRAFTJACKET® Regenerative Tissue Matrix, a treatment typically used to reinforce torn ligaments and tendons, as well as, to treat wound defects. The treatment is designed to provide strength to the repair, but also is a biologic scaffold that allows the body to repopulate and ultimately convert the graft to host tissue.

On March 1, 2006, Charles was treated with GRAFTJACKET® matrix and then received physical therapy for several months. By October, he was cleared to return to work and although he's still cautious about his ability to lift heavy objects, he has regained much of his strength and is again able to play with his kids and maintain his six acres of land.

Today, Charles only suffers from minor work-related aches and pains, and is pleased to say "I've gotten my life back."

Revolutionary Repair

"Sometimes men try to be too tough. I should have been to the doctor right away when the pain started and had the rotator cuff treated."

– **Charles**, recipient of Wright's GRAFTJACKET® Regenerative Tissue Matrix

Moving Forward
with the Next Generation
Bone Grafting Material



WRIGHT

PRO•DENSE®
Injectable Bone Graft

Wright Biologic Solutions

Predictable Bone Regeneration with Immediate Strength Wright is known for pioneering biologic solutions in orthopaedics. In 2007, we introduced a progressive new option in bone graft substitutes – PRO-DENSE® Injectable Regenerative Graft. This patented composite of calcium phosphate and sulfate provides the ideal biologic environment to allow the body to quickly regenerate dense new bone. The material's "triphasic resorption profile" not only speeds the bone regeneration process, but may also contribute to the formation of bone that is more dense than that appearing in similar voids treated with autograft.* The PRO-DENSE® graft material is an exciting advance for Wright and for surgeons seeking a reliable alternative to autograft for their challenging bone repair needs.



Tri-phasic resorption of the PRO-DENSE® injectable graft results in a self-forming, porous scaffold.

Once fully resorbed, the body will remodel the regenerated bone to a more normal state over time.

**Data on file with Wright*

How PRO-DENSE® Graft Works: The Basic Steps of New Bone Formation



Bone with void | *PRO-DENSE® graft applied* | *Resorption & remodeling (1-6 months)* | *Bone fully remodeled (6-12 months)*



Reaching the Right Solution

In August, 2006, Deb slipped on pesto sauce that had spilled on the tile and she came down solidly on her right wrist.

Rushed to the ER, the physician confirmed that she had a severely fractured wrist and it was stabilized with a splint.

Over the next couple of days, Deb visited with two orthopaedic surgeons who suggested treatment options that did not readily resonate with her. Being a researcher and writer, she decided to take matters into her own hands and investigate surgical options.

She turned to the internet and typed in "wrist fracture treatments" which brought up Wright's MICRONAIL® fixation device. Deb liked what she read and emailed Wright for referrals to physicians who were experienced with the procedure.

The surgery was extensive, but when she awoke, her surgeon assured her that he had "hit a homerun."

Just weeks later, Deb had no splint or cast and excellent wrist motion. And, because the MICRONAIL® implant is implanted through a minimally-invasive surgical technique, within the bone, Deb only has a few, half-inch scars on her forearm, which are fading fast. Comparing that to an external fixator, or the scar that can result from a volar plate, Deb is very happy with her surgical choice.

MICRONAIL® Distal Radius Fixation System

"I didn't settle for the opinions of doctors who told me that my wrist would never be the same. I didn't settle for a plate that could quite possibly rupture my tendons, or a device that I perceived as antiquated, which would protrude from my arm. I took my health into my own hands, through the internet, and I achieved miraculous results."

– **Deb,** recipient of Wright's MICRONAIL® Distal Radius Fixation System

Restoring Movement
With Less Time, Discomfort and Scarring:
Minimally-Invasive Wrist Surgery

MICRONAIL®
Intramedullary Distal Radius Fixation



Wright Upper Extremity Solutions

A "Less Is More" Approach to Fracture Fixation For orthopaedic injury or disease affecting the shoulder, elbow, wrist and hand, Wright offers a number of innovative solutions to help get patients moving again. One of the best examples of Wright's commitment to upper extremity innovation is our MICRONAIL® Intramedullary Distal Radius Fixation System. Developed to treat wrist fractures, the device is an excellent illustration of the principle that "less is more." Through a less invasive surgical technique and placement inside the wrist bone, patients experience less discomfort and recover in less time than with traditional treatments, resulting in a significantly more positive surgical outcome. Wright's MICRONAIL® system is leading the movement toward an innovative new way of treating wrist fractures.

Why Is Wright's MICRONAIL® System A Better Solution For Treating Broken Wrists?

Each year over 300,000 fractures of the wrist are treated in the U.S., alone. It is the most commonly broken bone in the body. However, only recently has there been a new approach to repairing these wrist breaks, Wright's MICRONAIL® system.


Minimally-invasive surgery

Typical plating systems incisions are 5-6 inches, whereas, the MICRONAIL® incision is typically 2-3 centimeters.


Implanted inside the wrist bone

The MICRONAIL® implant resides completely in the bone, not on the top, which eliminates painful friction between the implant & skin.


Faster return of hand and wrist function

A minimally-invasive approach allows for immediate stability which promotes more functionality, flexibility, and a faster recovery.



"Without the GRAFTJACKET® treatment, Roxy may have had to give up her love (dance)."

– **Shannon**, mother of Roxy, recipient of Wright's GRAFTJACKET® Regenerative Tissue Matrix

Moving to the Beat

Roxy is a teenager who has been dancing since she was three.

Maintaining a demanding dance practice schedule and preparing for perfomances, Roxy started to experience sharp pain in her right ankle. She ignored the pain and waited for it to go away. Gradually, the pain increased and after consulting with multiple doctors, it was determined that Roxy had torn several ligaments in her ankle.

The only options the doctors offered were to quit dancing or grin and bear the pain. So when her mom, Shannon, heard about a foot and ankle injury seminar, she attended and learned about a new tendon repair treatment, GRAFTJACKET® Regenerative Tissue Matrix.

GRAFTJACKET®
Regenerative Tissue Matrix

GRAFTJACKET® matrix is a human tissue graft designed to help the body repair itself as quickly as possible.

In September 2006, GRAFTJACKET® matrix was used to augment the surgical repair of Roxy's torn tendons. Her recovery was quick and relatively pain-less compared to what she had been experiencing. Just two months after surgery, she was back to dancing and is now back to her full training schedule and is preparing to compete again.

Reliable Results
Remarkable Strength
Powerful Soft Tissue Repair


GRAFTJACKET®
Regenerative Tissue Matrix

Wright Foot & Ankle – Biologic Solutions

A Sturdy Scaffold for Repair Wright's biologic solutions give surgeons reliable and innovative options for foot and ankle repair. Our GRAFTJACKET® Regenerative Tissue Matrix offers proven clinical performance for a variety of repair needs, including tendons, ligaments, and even treatment of challenging diabetic foot ulcers. Because the GRAFTJACKET® matrix employs the vascular channels and essential biochemical composition of human dermal tissue, it provides a biological scaffold for the formation of new host tissue, while also offering material strength for the retention of sutures during the repair process. For challenging repairs involving soft tissue, our GRAFTJACKET® Regenerative Tissue Matrix provides the strength and biocompatibility to promote powerful healing with lasting results.

Progressive Wound Repair for Diabetic Patients One of the most revolutionary applications for Wright's GRAFTJACKET® material is diabetic foot ulcer repair. Foot ulcers are a serious condition affecting about 15% of the 17 million Americans living with diabetes. These wounds often become chronic, leading to about 70,000 lower extremity amputations each year. GRAFTJACKET® Ulcer Repair Matrix is a significant advance in stopping the chronic cycle of diabetic foot ulcers. The graft's superior repair properties and material strength give surgeons a powerful tool for treating even deep, challenging wounds with just one application. When compared to other treatments that can require numerous applications to achieve complete healing, GRAFTJACKET® matrix offers a more rapid and less costly option for ulcer repair. For diabetes sufferers, it represents a real step forward in the treatment of challenging foot ulcers.



foot ulcer *graft applied* *ulcer closed*



"The pain was so bad sometimes
I would walk backwards to minimize it.
The less my ankle moved the better."

– James, recipient of
Wright's CHARLOTTE™
Foot & Ankle Fixation System

"I didn't think I was going to be able
to teach my granddaugther how to
play tennis, but with my new ankle
I know I'll be able to get on the court
with her as soon as she's ready."

Back in the Game

At 56, James plays tennis four days a week and has joined with the USTA to teach children the sport in his spare time.

What's even more remarkable is James' ability to accomplish this much physically despite the fact he has polio. James has always fought his way through the pain and weakness associated with his illness, refusing to let anything stop his active lifestyle. In recent years, however, pain in

CHARLOTTE™ Foot & Ankle Fixation System

his left ankle began to slow him down. As his condition worsened, he was eventually unable to walk upright on his left foot. To compensate, he started walking on the outside of his ankle.

James was forced to quit playing tennis and most other activities so he heeded his physician's recommendation to investigate surgical options to repair his left ankle with Wright's CHARLOTTE™ Foot and Ankle Fixation System.

In October 2006, James underwent surgery and was pleasantly surprised at how fast he was able to resume his active lifestyle. "My recovery was so quick, two weeks after surgery I was riding my bike for three or four miles around the neighborhood. I got to spend a lot of time with my granddaughter and that was the best medicine of all."

Detailed Innovation:
Styling and Strength for
Reliable Foot & Ankle Repair



CHARLOTTE™
Foot & Ankle Fixation System

Wright Foot & Ankle – Implant Solutions

Focused on Foot & Ankle Wright is committed to providing innovative solutions for the foot and ankle orthopaedic specialty. This area of the anatomy is a complex collection of delicate structures that regularly endures incredible forces. When injury to this area occurs, successful treatment requires specially designed solutions that mimic the delicacy of the bony structures while also providing an appropriate amount of strength. Wright's CHARLOTTE™ family of products meets these unique demands with a wide range of specialized solutions for the foot and ankle, including the CAROLINA™ Jones Fracture System, the CHARLOTTE™ CLAW™ Plate, and the CHARLOTTE™ MUC™ Screw. Whether faced with treating a challenging sports-related injury or a troublesome deformity, surgeons can find an innovative treatment option in Wright's CHARLOTTE™ foot and ankle family of products.

Getting Athletes Back on the Move For professional athletes, injuries are a daily risk. The feet are especially prone to sports-related injury, with one of the most commonly affected areas being the fifth metatarsal.

Damage to this small bone that runs along the outside of the foot is frequently a large problem for athletes who find themselves sidelined with a painful stress fracture. For some professional athletes, a fracture of the fifth metatarsal can be a career-ending injury. For years, successful treatment of these fractures has been a real challenge due to the anatomy and load-bearing demands of the fifth metatarsal — and that is just the sort of challenge that inspires innovation at Wright.

Our CAROLINA™ Jones Fracture System was developed with leading sports medicine orthopaedists, who have faced the challenges presented by this common injury. Without a solution designed especially for this fracture, surgeons had been forced to treat the injury with devices that were not appropriately sized or strong enough to meet the unique needs of the fifth metatarsal.

But Wright's foot and ankle experts focused their specialized knowledge to work with surgeons and develop a reconstructive device that is the right size and strength to allow complete fracture healing and get athletes back in the game.





CAROLINA™
Jones Fracture Screw



On the Go Again

Mark, 48, isn't your average hip replacement patient. At 5 feet, 10 inches and 170 pounds, the physically fit U.S. Navy petty officer was serving in Iraq and running half-marathons before debilitating hip pain interrupted his way of life.

In February 2006, at age 47, Mark's left hip joint was replaced with Wright's CONSERVE® BFH® hip, an implant designed to mimic the natural anatomy and motions of the hip while reducing the incidence of dislocation, using the PATH® Tissue-sparing Surgical Technique. Five weeks after the surgery, Mark was recalled to Washington, D.C. to serve his country for five months.

CONSERVE® Total Hip with BFH® Technology

"I'm a work in progress," Mark says. When he's not working at his military base, he works on an elliptical machine to regain his strength. With better mobility and less pain, he is glad he had the surgery and is optimistic about his future.

New-and-improved technology like the CONSERVE® BFH® hip is making total hip replacement a safe and viable alternative for patients who suffer from chronic pain stemming from premature arthritis or hip malformation. Time is also a big benefit. Now, patients can typically recover more quickly from surgery utilizing tissue-sparing techniques. They are usually up and walking the next day.

"Before the surgery, I felt really lousy. I felt much better immediately afterwards and I was able to use a cane, not a walker. The nurses told me I should slow down.

Now, I'm better than ever. I'll probably go back to Iraq at least one more time."

– **Mark**, recipient of Wright's CONSERVE® BFH® Hip through the PATH® Tissue-Sparing Technique

Radical Movement
Just Days After Surgery:
Tissue-Sparing Hip Replacement


PATH® Tissue Sparing Instrumentation

Wright Hip Replacement Solutions

Preserving Soft Tissue, Retaining Joint Function The new frontier in hip solutions focuses not only on advanced implant technologies, but refined surgical approaches to help get patients moving more quickly. Wright has made great strides in providing less invasive hip surgery options through the development of its PATH® tissue-preserving surgical technique. The technique focuses on minimizing disruption to soft tissues surrounding the hip joint – and decreasing patient recovery times from months or weeks to just days. While other techniques focus on simply reducing the surgical incision size, Wright's PATH® technique minimizes damage to muscles and tendons throughout the surgical site. By preserving these delicate soft tissues, surgeons can help patients retain much of their joint function immediately after surgery, significantly reduce their post-operative discomfort, and help them return to normal activities more quickly than ever before.

How the PATH® Tissue-Sparing Technique Compares to Traditional Total Hip Surgery

• reduced pain • reduced functional tissue damage • reduced blood loss • decreased recovery (days/weeks vs. weeks/months)


PATH® MIS incision

PATH® incision: 2.5-3.5 inches


Traditional incision

Traditional incision: 8-10 inches



Just six weeks after surgery, Jimmy Connors was back to his active lifestyle.



Gratefully Graceful

Ruth, 58, has been a dancer her entire life. However, two and a half years ago, she began to experience increasingly sharp pain in her hips that did not go away. As the pain worsened, simple things like walking to her mailbox became impossible without the use of a cane.

Ruth found a website for devoted dancers suffering with hip pain and saw that many others had success with hip replacement and resurfacing. Ruth ended up participating in Wright's clinical trial for the CONSERVE® PLUS Hip Resurfacing Implant. In the procedure, very little bone is removed to insert the artificial chrome femoral head in the femur,



CONSERVE® PLUS
Hip Resurfacing Implant

ensuring that she could retain as much healthy bone as possible.

In April 2006, Ruth had surgery and was discharged three days later. About three weeks later, she was able to start driving again and only one month after surgery was able to dance and teach again.

Ruth has resumed all of her pre-surgery activities. She takes ballet class 5-6 days a week, and is teaching 15 classes a week. She feels stronger than ever and says she never stops because her hips are in pain, but only because she has sore muscles.

"I feel like there's nothing I can't do. My strength and range of motion have returned and it is again a joy for [illegible]

The New Conservative Movement:
Think Conservatively. Act Progressively.
Bone Sparing Hip Resurfacing

CONSERVE® PLUS
Total Hip Resurfacing



Wright Hip Resurfacing Solutions

Conservative Pain Relief For young, active patients in need of surgical treatment for chronic hip pain, Wright offers the CONSERVE® PLUS Total Hip Resurfacing System. As an alternative to traditional hip replacement, hip resurfacing allows the painful area of the hip joint to be surgically treated while retaining as much healthy bone as possible. In the largest U.S.-based investigational device study of a resurfacing system, over 1,800 patients received Wright's CONSERVE® PLUS device. Postoperative data gathered on the study participants for up to eight years showed patients resuming normal activities quickly and, in less typical cases, returning to more strenuous activities such as martial arts and hockey. Through the innovative total surface arthroplasty technology of Wright's CONSERVE® PLUS system, surgeons can offer their active patients the benefit of conservative pain relief that preserves precious bone, thus providing surgical options for further treatment down the road.

The CONSERVE® PLUS implant is not available in the U.S.

Surfing For Hip Alternatives When Keith Brewster underwent a hip resurfacing procedure in early 2000 as part of Wright's CONSERVE® PLUS clinical trial, he felt the need to connect with other patients who had his shared experience — so he turned to the internet and established a user group. His "surface hippy" group was launched in March of 2000. "At first, I had about 5 or 6 members in the group." The forum was a great way for patients to communicate during recovery and share thoughts and questions about their resurfacing experiences.

The YAHOO® surface hippy group is now in its eighth year with membership that has grown to over 7,000 users, with about 40-50 people joining each week. "Members range from people who've just had a resurfacing procedure to those who are several years past the surgery to people who just want to know more about resurfacing." The popularity of the group, and other web-based resources like it, is a testament to patient interest in new orthopaedic technologies. As vast and useful as these internet tools are, Keith still insists that they are no substitute for sound medical advice from an experienced surgeon familiar with a patient's history. Instead, they are a great starting point for patients who want to take an active role in researching the options available for their own care.



During a hip resurfacing procedure, more of the patient's natural bone is conserved (left), as compared to (right) a traditional hip replacement.

"I didn't like having limitations.
My new knee has made my future look brighter."

– **Roger**, recipient of Wright's ADVANCE® Medial-Pivot Knee



A New Spin on Life

Roger's many years of athleticism have left him with a few bumps along with a gradually deteriorating knee. While he continued to ski and bike, the pain affected his performance, and he grew frustrated. "I didn't want to be skiing and biking if I couldn't do it at the level I was used to. It just wasn't fun to have those limitations, and to feel like my body wasn't up to doing the things I love." Finally, he accepted that knee replacement might be his best option.

Roger's doctor gave him some bad news; his knee was "a mess." He recommended Wright's ADVANCE® Medial-Pivot Knee System, a device designed to restore normal knee kinematics and optimize range of motion. Roger had the surgery in July and began the process of recovery, including physical therapy, to regain his strength as quickly as possible. In fact, he made it back to the ski slopes the very first winter after his surgery.

Today, Roger is feeling as good as new, and is training hard for his upcoming cycling competition in the Masters National Time Trial early this summer. As part of his training, he's lifting weights regularly and confidently.

He has regained the active retirement he always looked forward to.

ADVANCE®
Medial-Pivot Knee

Fixation with Bite: Enhanced Knee Implant Solutions with Metal that Mimics Bone

ADVANCE® BIOFOAM™ Cancellous Titanium



Wright Knee Replacement Solutions

Fixation with Bite Wright's products for knee arthroplasty are designed to address key surgeon and patient concerns, like appropriate fit, natural movement and reliable fixation of the implant. A growing trend in knee replacement is cementless fixation – an option that may prolong implant life for a younger patient population. Wright is revolutionizing cementless fixation with its new BIOFOAM™ Cancellous Titanium tibial base for the ADVANCE® system of knee implants. This unique foam metal mimics the structure of trabecular bone, which immediately grips a patient's natural bone and invites it to easily grow into the surface of the implant. It's what Wright calls "fixation with bite."



Close-up view of Wright's BIOFOAM™ metal. Looks like bone. Acts like bone.

The Great Knee Debate: Stature vs. Gender The anatomy of a person's knee joint is just as unique as the person, which can create a challenge when that person is in need of a knee replacement. To provide an optimum fit and maximum functionality, a knee implant needs to not only be the right size, but also incorporate design elements that address individual patient anatomies. That's why Wright developed the ADVANCE STATURE™ knee system.

While some orthopaedic companies have focused on patient "gender" as a key variable in knee implant sizing and design, Wright chose to look more closely at other patient anatomy factors, such as a person's "stature." Not all men are approximately the same size, nor are all women. Actually, patients of both genders can be found across a broad spectrum of height and weight. Depending upon where a person falls on that "stature spectrum," they may have a knee anatomy that is more narrow than average. Now, those patients have an implant option that is designed to meet their unique sizing needs.



ADVANCE STATURE™ Knee





"The surgery has allowed Meaghan to do many of the things she was able to do before the cancer diagnosis."

- **Daniel**, father of Meaghan, recipient of Wright's REPIPHYSIS® Expandable Limb Salvage System

Growing Together

Meaghan is an adventurous 14-year-old girl. However, her active lifestyle was threatened when she was diagnosed with Ewing's Sarcoma, bone cancer that predominantly affects children in the growth plates of their leg bones. Her doctor anticipated that he would have to remove at least part of Meaghan's femur to reduce the chance of the disease returning. However, after finding a tumor that ran the length of her femur, her doctor advised that the femur be removed to avoid unnecessary risk.

For treatment, Meaghan's surgeon recommended the REPIPHYSIS® expandable implant by Wright, an endoprosthetic device for skeletally immature patients, which allows for a noninvasive limb-lengthening procedure.

The implant provides a solution for maintaining equal limb length without complications of multiple surgeries. Instead of undergoing repeated surgeries to extend the bone, as is the case with non-expandable implants, the REPIPHYSIS® system uses an electro-magnetic field to lengthen the implant internally.

Meaghan visits the doctor for a lengthening session every three months or so as she continues to grow. She continues to live a very active life because of her REPIPHYSIS® implant and is focusing her 8th grade science project on the lengthening procedure.

REPIPHYSIS®
Expandable Limb Salvage System

Expansive Movement:
Limb Sparing Technology
That Changes Young Lives

REPIPHYSIS® Expandable Limb Salvage System



Wright Oncology Solutions

Remarkable Growth through Technology Innovating life-changing orthopaedic products is an honor for the employees of Wright – especially when those innovations affect the lives of children. Since the early 1980s, Wright has remained dedicated to providing orthopaedic solutions for young patients stricken with bone cancer and facing the possibility of amputation. Our premier oncology solution for growing young patients is the REPIPHYSIS® Expandable Limb Salvage System. Before this remarkable piece of technology was available, products for limb salvage were able to spare many children the difficulties of amputation, but left them enduring numerous painful surgeries to lengthen their prosthetic devices as the patients grew. Through its unique non-invasive lengthening technology, Wright's REPIPHYSIS® system eliminates the need for painful surgeries and fills a critical gap that once existed in limb salvage products. For Wright and the patients whose lives are changed for the better, the REPIPHYSIS® expandable implant is a truly moving innovation.

Why Is Wright's REPIPHYSIS® System A Better Solution For Limb Salvage Cases?

The only noninvasive expandable endoprosthesis available in the U.S., the REPIPHYSIS® expandable implant is able to "grow" inside the child by using an electromagnetic field. For young bone cancer patients, the REPIPHYSIS® expandable implant is revolutionary. For skeletally immature patients, traditional endoprostheses require repetitive and traumatic surgeries in order to maintain equal limb length. Wright's REPIPHYSIS® expandable technology was developed to eliminate this need.



The transmission ring is placed around the leg of the child.



During the 20-second activation, an electromagnetic field is transmitted to the implant.



The heat generated softens the polymer tube inside which allows the implant to expand and "grow".

Multiple activations may be necessary to achieve desired leg length.

Senior Management and Directors

Senior Management

Gary D. Henley
President & Chief Executive Officer

John K. Bakewell
Executive Vice President
& Chief Financial Officer

Paul R. Kosters
President,
Europe, Middle East & Africa

Paul A. Arrendell
Vice President,
Global Quality Systems

Lance A. Berry
Vice President & Corporate Controller

Frank S. Bono
Senior Vice President, R&D

Timothy E. Davis
Vice President, Business Development

Rhonda L. Fellows
Senior Vice President,
Government Affairs & Reimbursement

William J. Flannery
Vice President,
Logistics & Materials

Cary P. Hagan
Vice President,
OrthoRecon Marketing

Karen L. Harris
Vice President,
International Sales & Distribution

Jason P. Hood, JD
Vice President,
General Counsel & Secretary

Kyle M. Joines
Vice President, Manufacturing

Joyce B. Jones
Vice President & Treasurer

William F. Scott
Vice President,
Sales & Marketing Services

Eric A. Stookey
Vice President, North American Sales

John T. Treace
Vice President,
Biologics & Extremity Marketing

Directors

F. Barry Bays
Executive Chairman
Wright Medical Group, Inc.
Director since 2000

Martin J. Emerson[1, 2]
Formerly – President & CEO
American Medical Systems, Inc.
Director since 2006

Gary D. Henley
President & CEO
Wright Medical Group, Inc.
Director since 2006

David D. Stevens[2*]
Formerly – CEO
Accredo Health, Inc.
Director since 2004

Thomas E. Timbie[1*, 3]
President
Timbie & Company, LLC
Director since 2000

James T. Treace
President
J & A Group, LLC
Director since 1999

Robert J. Quillinan[1]
Formerly - CFO
Coherent, Inc.
Director since 2006

Lawrence W. Hamilton[2, 3]
Formerly –
Sr. Vice President, HR
Tech Data Corporation
Director since 2007

John L. Miclot[3*]
President & CEO
Respironics, Inc.
Director since 2007


F. Barry Bays


David D. Stevens[2*]


Robert J. Quillinan[1]


Martin J. Emerson[1, 2]


Thomas E. Timbie[1*, 3]


Lawrence W. Hamilton[2, 3]


Gary D. Henley


James T. Treace


John L. Miclot[3*]

committees of the Board of Directors

1 – audit committee
2 – compensation committee
3 – nominating and corporate governance committee
* *denotes chairman*

table of contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations (MD&A) describes the principal factors affecting the results of our operations, financial condition, and changes in financial condition, as well as our critical accounting estimates. MD&A is organized as follows:

Executive Overview

Company Description. We are a global orthopaedic medical device company specializing in the design, manufacture and marketing of reconstructive joint devices and biologics products. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Biologics are used to replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients. We have been in business for over 50 years and have built a well-known and respected brand name and strong relationships with orthopaedic surgeons.

Our corporate headquarters and U.S. operations are located in Arlington, Tennessee, where we conduct research and development, manufacturing, warehousing and administrative activities. Outside the U.S., we have research, distribution and administrative facilities in Milan, Italy; distribution and administrative facilities in Amsterdam, the Netherlands; and sales and distribution offices in Canada, Japan and throughout Europe. We market our products in over 60 countries through a global distribution system that consists of a sales force of approximately 1,030 individuals who promote our products to orthopaedic surgeons and hospitals. At the end of 2007, we had approximately 370 independent sales distributors and sales associates in the U.S., and approximately 660 sales representatives internationally, who were employed through a combination of our stocking distribution partners and direct sales offices.

Company History. We were incorporated in November 1999, as a Delaware corporation, and began operations in December 1999, when we acquired majority ownership of our predecessor company, Wright Medical Technology, Inc. in a recapitalization, and immediately thereafter acquired Cremascoli Ortho Holding, S.A., an orthopaedic medical device company headquartered in Toulon, France.

In 2001, we sold 7,500,000 shares of common stock in our initial public stock offering (IPO), which generated $84.8 million in net proceeds. In 2002, we sold 3,450,000 shares of common stock in a secondary offering, which generated $49.5 million in net proceeds.

In 2007, we issued $200 million of Convertible Senior Notes due 2014, which generated net proceeds totaling $193.5 million.

Principal Products. We primarily sell reconstructive joint devices and biologics products. Our reconstructive joint device sales are derived from three primary product lines: knees and hips, collectively referred to as our reconstructive large joint business, and extremities. Our biologics sales are derived from a broad portfolio of products designed to stimulate and augment the natural regenerative capabilities of the human body. We also sell orthopaedic products not considered to be part of our knee, hip, extremity or biologics product lines.

Our knee reconstruction products position us well in the areas of total knee reconstruction, revision replacement implants and limb preservation products. Our principal knee product is the ADVANCE® Knee System.

Our hip joint reconstruction product portfolio provides offerings in the areas of bone-conserving implants, total hip reconstruction, revision replacement implants and limb preservation. Our hip joint products include the CONSERVE® family of products, the PROFEMUR® hip system, the LINEAGE® acetabular system, the ANCA-FIT™ hip system, the PERFECTA® hip system and the DYNASTY® acetabular cup system.

We offer extremity products for the hand, wrist, elbow, shoulder, foot and ankle in a number of markets worldwide. Our principal extremity products include the EVOLVE® modular radial head system, the CHARLOTTE™ foot and ankle system, the DARCO® MFS, DARCO® MRS, and DARCO® FRS locked plating systems, the LOCON-T® and LOCON-VLS® distal radius plating systems and the MICRONAIL® intramedullary wrist fracture repair system. We also sell the SWANSON line of finger and toe joint replacement products and the ORTHOSPHERE® carpometacarpal implant for repair of the basal thumb joint.

Our biologics products focus on biological musculoskeletal repair and include synthetic and human tissue-based materials. Our principal biologics products include the GRAFTJACKET® line of soft tissue repair and containment membranes, the ALLOMATRIX® line of injectable tissue-based bone graft substitutes, the OSTEOSET® synthetic bone graft substitute, the MIIG® family of minimally invasive, injectable, synthetic bone grafts, and the PRO-DENSE® injectable regenerative graft.

Significant Business Developments. Net sales grew 14% in 2007, totaling $386.9 million, compared to $338.9 million in 2006. Our knee, hip, biologics, and extremity product lines each contributed significantly to our performance in 2007, achieving 9%, 10%, 16% and 38% growth rates, respectively. Our net income decreased to $1.0 million in 2007 from $14.4 million in 2006, primarily as a result of the recognition of $18.9 million ($12.5 million net of taxes) of restructuring charges related to the closure of our Toulon, France operations and the $3.9 million ($2.4 million net of taxes) charge associated with an unfavorable arbitration ruling received in 2007.

In April 2007, we announced the acquisition of the foot and ankle reconstruction assets of Darco International, Inc. (Darco) and the external fixation assets of R&R Medical, Inc. (R&R). In October 2007, we announced the acquisition of the subtalar implant product assets of Koby Ventures Ltd. d/b/a MetaSurg (BIOARCH™). Each of these acquisitions adds key products to our extremities business. See Note 3 to our consolidated financial statements for further discussion of our acquisitions.

In June 2007, we announced our plans to close our facilities in Toulon, France. During 2007, we recognized $18.9 million of restructuring charges related to this closure, primarily for the impairment of long-lived assets and severance and other termination benefits. See Note 16 to our consolidated financial statements for further discussion of our restructuring charges.

In November 2007, we issued $200 million of Convertible Senior Notes due 2014, which pay interest semiannually at an annual rate of 2.625%. The notes are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the notes, which represents a conversion price of $32.65 per share. We intend to use the net proceeds of $193.5 million for general corporate purposes, including for acquisitions from time to time.

In November 2007, we received a ruling in a binding arbitration involving a dispute with a former consultant. The arbitrator awarded the former consultant $3.3 million plus interest of $665,000. A detailed discussion of this matter is provided in Note 17 to our consolidated financial statements.

In December 2007, we received a subpoena from the U.S. Department of Justice (DOJ) requesting certain documents related to consulting agreements with orthopaedic surgeons. This subpoena was served shortly after several of our knee and hip competitors agreed to resolutions with the DOJ after being subjects of investigation involving the same subject matter. We intend to cooperate fully with the investigation of the DOJ. We anticipate that we may incur significant expenses related to this inquiry. A detailed discussion of this matter is provided Note 17 to our consolidated financial statements.

During 2007, our domestic extremity business experienced year-over-year growth, totaling 31% for the full year, as a result of the continued success of our CHARLOTTE™ foot and ankle system and the product sales from our acquisitions noted above. We anticipate that growth within our domestic extremities business will continue to increase, as sales of our CHARLOTTE™ and DARCO® products continue to increase and as we continue to expand our extremity product offerings.

Our international sales increased by 18% during 2007 as compared to 2006. Increased sales are attributable to growth in Japan and certain geographic regions within our European operations, most significantly in Germany, due to the Darco acquisition, and the Middle East and Africa regions. Additionally, our 2007 international sales included a $6.1 million favorable currency impact compared to 2006.

Significant Industry Factors. Our industry is impacted by numerous competitive, regulatory and other significant factors. The growth of our business relies on our ability to continue to develop new products and innovative technologies, obtain regulatory clearance and compliance for our products, protect the proprietary technology of our products and our manufacturing processes, manufacture our products cost-effectively, respond to competitive pressures specific to each of our geographic markets, including our ability to enforce non-compete agreements, and successfully market and distribute our products in a profitable manner. We, and the entire industry, are subject to extensive governmental regulation, primarily by the FDA. Failure to comply with regulatory requirements could have a material adverse effect on our business. Additionally, our industry is highly competitive and has recently experienced increased pricing pressures, specifically in the areas of reconstructive joints. We devote significant resources to assessing and analyzing competitive, regulatory and economic risks and opportunities.

A detailed discussion of these and other factors is provided in our Annual Report on Form 10-K for the year ended December 31, 2007 within Item 1A.

Net Sales and Expense Components

Net sales. We derive our net sales primarily from the sale of reconstructive joint devices and biologics products. An overview of our principal product lines is provided in "MD&A - Executive Overview."

Cost of sales. Our cost of sales consists primarily of direct labor, allocated manufacturing overhead, raw materials and components, non-cash stock-based compensation, charges incurred for excess and obsolete inventories, royalty expenses associated with licensing technologies used in our products or processes and certain other period expenses.

Cost of sales - restructuring. These expenses primarily consist of in-process inventories in our Toulon, France, manufacturing facility that were written off, as well as other unfavorable manufacturing expenses in the Toulon facility that were expensed as period costs in accordance with FASB Statement No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4.*

Selling, general and administrative. Our selling, general and administrative expenses consist primarily of salaries, sales commissions, royalty and consulting expenses associated with our medical advisors, marketing costs, facility costs, legal settlements and judgments and the related costs, non-cash stock-based compensation, other general business and administrative expenses and depreciation expense associated with reusable surgical instruments that are used to implant our products.

Research and development. Research and development expense includes costs associated with the design, development, testing, deployment, enhancement and regulatory approval of our products.

Amortization of intangible assets. Our intangible assets consist of purchased intangibles related to completed technology, distribution channels, trademarks, product licenses, customer relationships and non-compete agreements. We amortize intangible assets over periods ranging from one to 15 years.

Interest income, net. Interest income, net, consists primarily of income generated by our invested cash balances and investments in marketable securities, offset by interest expense on our recently issued convertible senior notes, borrowings outstanding under our previous senior credit facility, capital lease agreements and certain of our factoring agreements, as well as non-cash expenses associated with the amortization of deferred financing costs resulting from the origination of our current and previous senior credit facilities.

Provision for income taxes. We record provisions for income taxes on earnings generated by both our domestic and international operations. Historically, our effective tax rates have varied from our statutory tax rates primarily due to research and development credits, changes in estimates related to our valuation allowances recorded against our net deferred tax assets, and, beginning in 2006, the recognition of non-cash stock-based compensation expense, a significant portion of which may not be deductible under U.S. and foreign tax regulations.

Results of Operations

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2007		2006	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 386,850	100.0 %	$ 338,938	100.0 %
Cost of sales	108,407	28.0 %	97,234	28.7 %
Cost of sales - restructuring	2,139	0.6 %	-	-
Gross profit	276,304	71.4 %	241,704	71.3 %
Operating expenses:				
Selling, general and administrative	225,929	58.4 %	192,573	56.8 %
Research and development	28,405	7.3 %	25,551	7.5 %
Amortization of intangible assets	3,782	1.0 %	4,149	1.2 %
Restructuring charges	16,734	4.3 %	-	-
Total operating expenses	274,850	71.0 %	222,273	65.6 %
Operating income	1,454	0.4 %	19,431	5.7 %
Interest income, net	(1,252)	(0.3)%	(1,127)	(0.3)%
Other expense (income), net	375	0.1 %	(1,643)	(0.5)%
Income before income taxes	2,331	0.6 %	22,201	6.6 %
Provision for income taxes	1,370	0.4 %	7,790	2.3 %
Net income	$ 961	0.2 %	$ 14,411	4.3 %

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31, 2007	Year Ended December 31, 2006	% Change
Hip products	$ 134,251	$ 122,073	10.0 %
Knee products	102,334	94,079	8.8 %
Biologics products	76,029	65,455	16.2 %
Extremity products	62,302	45,044	38.3 %
Other	11,934	12,287	(2.9)%
Total net sales	$ 386,850	$ 338,938	14.1 %

The following graphs illustrate our product line sales as a percentage of total net sales for the years ended December 31, 2007 and 2006:


2007
Extremity products 16.1%
Hip products 34.7%
Biologics products 19.7%
Other 3.0%
Knee products 26.5%


2006
Extremity products 13.3%
Hip products 36.0%
Biologics products 19.3%
Other 3.6%
Knee products 27.8%

Net sales. Our net sales growth in 2007 was attributable to the growth in each of our primary product lines, led by our extremities product line, which increased by 38% over 2006. Geographically, our domestic net sales totaled $235.7 million in 2007 and $211.0 million in 2006, representing approximately 61% and 62% of total net sales in each year, respectively, and a 12% increase over 2006. Our international net sales totaled $151.1 million in 2007, an 18% increase as compared to net sales of $127.9 million in 2006. Our 2007 international net sales included a favorable foreign currency impact of approximately $6.1 million when compared to 2006 net sales, principally resulting from the 2007 performance of the euro against the U.S. dollar. The remaining increase in international sales is attributable to continued growth in Asia and certain European markets, which were partially offset by declines in France and Italy.

Our hip product sales totaled $134.3 million in 2007, representing a 10% increase over 2006. Our international markets were the primary driver of this growth, posting an 18% increase over 2006, led by sales in our Asian markets, most notably in Japan. Further contributing to the international sales increase is our European business, particularly in those markets where we launched market expansion initiatives in 2006. Domestic hip sales increased 3% in 2007, driven by increased unit sales of our PROFEMUR® line of primary stems featuring our innovative neck modularity and our CONSERVE® Total Implant with BFH® Technology. Our international hip sales include a $2.7 million favorable currency impact compared to 2006.

Sales of our knee products totaled $102.3 million in 2007, representing growth of 9% over 2006. Year-over-year growth in our ADVANCE® knee systems in both our international and domestic markets, which totaled 19% and 11%, respectively, was partially offset by declines across our other, more mature knee product offerings. Our international knee sales include a $1.4 million favorable currency impact compared to 2006.

Net sales of our biologics products totaled $76.0 million in 2007, which represents a 16% increase over 2006. Domestic biologics sales increased 15% in 2007 as compared to prior year, primarily driven by our GRAFTJACKET® tissue repair and containment membranes, which increased in both unit sales and average selling price. Additionally, sales of our PRO-DENSE® injectable regenerative graft, which was launched during the third quarter of 2007, further contributed to this increase. International biologics sales increased by 22% over prior year, primarily attributable to the continued success of our market expansion initiatives in certain European regions.

Our extremity product sales increased to $62.3 million in 2007, representing growth of 38% over 2006. This year-over-year growth was primarily driven by the continued success of our CHARLOTTE™ Foot and Ankle system and sales of our DARCO® plating systems after the second quarter acquisition. Our domestic and international extremity product sales increased 31% and 69%, respectively, over 2006. Product sales from the 2007 acquisitions contributed approximately 15 and 41 percentage points of growth to domestic and international extremity net sales, respectively, in 2007.

Looking ahead to 2008, we anticipate growth in both our international markets and our domestic business, as we continue to see the positive results of our 2007 acquisitions and as the strength of our current product portfolio combines with our anticipated product launches in 2008.

Cost of sales. In 2007, our cost of sales as a percentage of net sales decreased from 28.7% in 2006 to 28.0% in 2007. This decrease is attributable to manufacturing efficiencies in 2007, which were partially offset by unfavorable shifts in our sales mix. Our cost of sales included 0.5 percentage points and 0.3 percentage points of non-cash, stock-based compensation expense in 2007 and 2006, respectively. Additionally, our 2007 cost of sales included 0.1 percentage points of non-cash inventory step-up amortization associated with our acquisitions in 2007. Our cost of sales and corresponding gross profit percentages can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses and levels of production volume.

Cost of sales - restructuring. In 2007, we recorded $2.1 million (0.6% of net sales) of charges associated with the closure of our manufacturing facility in Toulon, France, for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity.

Selling, general and administrative. Our selling, general and administrative expenses as a percentage of net sales totaled 58.4% in 2007, a 1.6 percentage point increase from 56.8% in 2006. Our 2007 selling, general and administrative expenses include approximately $3.3 million (0.8% of net sales) of charges associated with an unfavorable arbitration ruling related to a dispute with a former consultant. In addition, we recognized $12.1 million (3.1% of net sales) of non-cash, stock-based compensation expense compared to $10.8 million (3.2% of net sales) in 2006. The remaining increase in selling, general and administrative expenses in 2007 is attributable to increased investments in sales and marketing initiatives, higher levels of cash incentive compensation, expenses associated with our 2007 acquisitions and increased depreciation expense.

We anticipate that our selling, general and administrative expenses will increase in absolute dollars to the extent that any additional growth in net sales results in increases in sales commissions and royalty expense associated with those sales and requires us to expand our infrastructure. However, we expect our selling, general and administrative expenses as a percentage of net sales will decrease in future periods as we manage the growth of our existing infrastructure while continuing to expand our business.

Research and development. Our investment in research and development activities represented 7.3% of net sales in 2007, as compared to 7.5% in 2006. Non-cash, stock-based compensation expense of $2.4 million (0.6% of net sales) was recorded in 2007 compared to $2.2 million (0.7% of net sales) recorded in 2006. Although our investment increased in absolute dollars for higher levels of spending in product development and clinical, regulatory and pre-clinical studies, our business expanded at a higher rate.

We anticipate that our research and development expenditures may increase as a percentage of net sales and will increase in absolute dollars as we increase our product development initiatives and clinical studies to support regulatory approvals and provide expanded proof of the efficacy of our products.

Amortization of intangible assets. Non-cash charges associated with amortization of intangible assets totaled $3.8 million in 2007, as compared to $4.1 million in 2006. The decrease is attributable to assets which became fully amortized, mostly offset by amortization for intangible assets associated with our 2007 acquisitions. Based on the intangible assets held at December 31, 2007, we expect to amortize approximately $3.8 million in 2008, $3.3 million in 2009, $750,000 in 2010, $710,000 in 2011 and $580,000 in 2012.

Interest income, net. Interest income, net, totaled $1.3 million and $1.1 million during 2007 and 2006, respectively. Interest income, net, consisted of interest expense of $1.8 million during both 2007 and 2006. This interest expense was offset by interest income of $3.1 million and $2.9 million during 2007 and 2006, respectively, generated by our invested cash balances and investments in marketable securities.

We anticipate increased interest expense in 2008 due to our November 2007 issuance of $200 million of convertible senior notes, which may be offset by additional interest income from the portion of net proceeds which are currently invested in interest-bearing accounts. The amounts of interest income we realize in 2008 and beyond are subject to variability, dependent upon both the rate of invested returns we realize and the amount of excess cash balances on hand.

Other expense (income), net. Other expense (income), net, totaled $375,000 of expense during 2007 compared to $1.6 million of income during 2006. Other income for 2006 includes a gain of $1.5 million related to the sale of an investment.

Provision for income taxes. We recorded tax provisions of $1.4 million and $7.8 million in 2007 and 2006, respectively. Our effective tax rate for 2007 and 2006 was 58.8% and 35.1%, respectively. Our effective tax rate in both 2007 and 2006 includes the unfavorable impact of non-cash, stock-based compensation expenses recorded under the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), *Share-Based Payment* (SFAS 123R), a significant portion of which may not be deductible under U.S. and foreign tax regulations and therefore, does not benefit our current period tax provision. Our 2007 effective tax rate includes the impact of the discrete tax effect of the restructuring charges, which increased our effective tax rate by 22 percentage points. Our 2006 effective tax rate includes a $1.1 million benefit that was realized upon the resolution of certain foreign tax matters.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

Introduction. Effective January 1, 2006, we adopted the provisions of SFAS 123R. We elected the modified-prospective method of transition, under which prior periods are not revised for comparative purposes. As a result, our results of operations during 2006 are not comparable to our 2005 results. We recorded approximately $13.8 million ($10.9 million net of taxes) of non-cash, stock-based compensation expense during the year ended December 31, 2006. See Note 14 to our consolidated financial statements for further information regarding our stock-based compensation assumptions and expenses, including pro forma disclosures for 2005 as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation expense. We also discuss the effect of stock-based compensation on certain individual line items in our consolidated statement of operations below.

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2006		2005	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 338,938	100.0 %	$ 319,137	100.0 %
Cost of sales	97,234	28.7 %	91,752	28.8 %
Gross profit	241,704	71.3 %	227,385	71.2 %
Operating expenses:				
Selling, general and administrative	192,573	56.8 %	167,365	52.4 %
Research and development	25,551	7.5 %	22,289	7.0 %
Amortization of intangible assets	4,149	1.2 %	4,250	1.3 %
Total operating expenses	222,273	65.6 %	193,904	60.8 %
Operating income	19,431	5.7 %	33,481	10.5 %
Interest income, net	(1,127)	(0.3)%	(176)	(0.1)%
Other (income) expense, net	(1,643)	(0.5)%	237	0.1 %
Income before income taxes	22,201	6.6 %	33,420	10.5 %
Provision for income taxes	7,790	2.3 %	12,355	3.9 %
Net income	$ 14,411	4.3 %	$ 21,065	6.6 %

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31, 2006	Year Ended December 31, 2005	% Change
Hip products	$ 122,073	$ 109,267	11.7 %
Knee products	94,079	94,073	0.0 %
Biologics products	65,455	62,358	5.0 %
Extremity products	45,044	40,594	11.0 %
Other	12,287	12,845	(4.3)%
Total net sales	$ 338,938	$ 319,137	6.2 %

The following graphs illustrate our product line sales as a percentage of total net sales for the years ended December 31, 2006 and 2005:

2006


Extremity products 13.3%
Hip products 36.0%
Biologics products 19.3%
Other 3.6%
Knee products 27.8%

2005


Extremity products 12.7%
Hip products 34.2%
Biologics products 19.6%
Other 4.0%
Knee products 29.5%

Net sales. Our net sales growth in 2006 was primarily attributable to the continued growth in our hip product line, which grew 12% over 2005, as well as increases in our extremities and biologics product lines, which grew 11% and 5%, respectively. Geographically, our domestic net sales totaled $211.0 million in 2006 and $197.5 million in 2005, representing approximately 62% of total net sales in both years, and growth of 7%. Our international net sales totaled $127.9 million in 2006, a 5% increase as compared to net sales of $121.6 million in 2005. This increase in international sales is attributable to increased sales in Japan and market expansion initiatives launched in certain regions within our European operations during 2006, which were partially offset by declines in France.

From a product line perspective, our net sales growth for 2006 was attributable to increases in sales across three of our four principal product lines. For 2006, we experienced growth of 12%, 11% and 5% in our hip, extremity and biologics product lines, respectively. Our knee product line sales were flat in 2006 as compared to 2005. During 2006, our hip sales growth was attributable primarily to success in domestic markets, specifically driven by our CONSERVE® total implant with BFH® technology and our PROFEMUR® line of primary stems featuring our innovative neck modularity. The growth of our extremity business in 2006 was primarily attributable to increased unit sales of our CHARLOTTE™ foot and ankle system and our MICRONAIL® intramedullary wrist fracture repair system. The increase in our biologics business was primarily driven by performance in our international business, specifically where we launched our market expansion initiatives in our European operations.

Cost of sales. Our cost of sales as a percentage of net sales decreased from 28.8% in 2005 to 28.7% in 2006. Cost of sales in 2006 included approximately 0.3 percentage points of non-cash, stock-based compensation expense, while cost of sales in 2005 included $1.5 million (0.5% of net sales) of charges to write down inventory to its net realizable value due to the termination of an agreement to distribute certain third party spinal products in Europe.

Operating expenses. Our total operating expenses increased, as a percentage of net sales, by 4.8 percentage points to 65.6% in 2006. Operating expenses include selling, general and administrative expenses, research and development expenses and amortization of intangibles. The increase in operating expenses was attributed primarily to the recognition of non-cash, stock-based compensation in accordance with SFAS 123R. We recorded $13.0 million (3.8% of net sales) of non-cash, stock-based compensation expense within operating expenses, as compared to $455,000 (0.1% of net sales) in 2005. Further contributing to this increase was increased investments in sales and marketing initiatives, higher levels of cash incentive compensation and increased depreciation expense.

Interest income, net. Interest income, net, totaled approximately $1.1 million and $176,000 during 2006 and 2005, respectively. This increase was mostly due to higher levels of interest income generated from our investment in marketable securities, as 2006 included a full year of those investments.

Provision for income taxes. Our effective tax rate for 2006 and 2005 was 35.1% and 37.0%, respectively, which reflects the impact of the resolution of certain foreign tax matters in 2006, offset by the unfavorable impact of non-cash, stock-based compensation expenses recorded under the provisions of SFAS 123R, a significant portion of which may not be deductible under U.S. and foreign tax regulations and therefore does not benefit our current period tax provision. The remaining decrease was driven by increased interest income generated from our tax-free investments.

Seasonal Nature of Business

We traditionally experience lower sales volumes in the third quarter than throughout the rest of the year as many of our products are used in elective procedures, which generally decline during the summer months, typically resulting in selling, general and administrative expenses and research and development expenses as a percentage of sales that are higher than throughout the rest of the year. In addition, our first quarter selling, general and administrative expenses include additional expenses that we incur in connection with the annual meeting held by the American Academy of Orthopaedic Surgeons (AAOS). This meeting, which is the largest orthopaedic meeting in the world, features the presentation of scientific papers and instructional courses for orthopaedic surgeons. During this three-day event, we display our most recent and innovative products to these surgeons.

Restructuring

In June 2007, we announced our plans to close our facilities in Toulon, France. This announcement came after a thorough evaluation in which it was determined that we had excess manufacturing capacity and redundant distribution and administrative resources that would be best eliminated through the closure of this facility. The majority of our restructuring activities were complete by the end of 2007, with Toulon's production being transferred to our existing manufacturing facility in Arlington, Tennessee and its distribution activities being transferred to our European headquarters in Amsterdam, the Netherlands. We have estimated that total pre-tax restructuring charges will be approximately $23 million to $25 million, of which we have recognized $18.9 million during 2007. We believe that we will see the benefits from this restructuring within selling, general and administrative expenses beginning in 2008 and within cost of sales beginning in 2009. See Note 16 to our consolidated financial statements for further discussion of our restructuring charges.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain liquidity measures (in thousands):

	As of December 31,	
	2007	2006
Cash and cash equivalents	$ 229,026	$ 57,939
Short-term marketable securities	15,535	30,325
Working capital	417,817	220,306
Line of credit availability	97,100	100,000

At December 31, 2007, we have invested $15.5 million of our excess cash balance in short-term marketable debt securities in order to increase our rate of return. Specifically, our investments in marketable securities at December 31, 2007, are available for redemption through an auction process every 21 or 49 days from initial purchase, and are considered trading securities. While these investments are not considered cash equivalents for financial reporting purposes, due to the short-term nature of these investments, we do not believe that these investments will have an impact on our overall liquidity position. As of the date of filing, we have liquidated all of these investments into cash equivalents.

Operating Activities. Cash provided by operating activities totaled $24.4 million in 2007, as compared to $30.0 million in 2006 and $5.3 million in 2005. The decrease in cash provided by operating activities in 2007, compared to 2006, is primarily attributable to lower levels of profitability in the current year due to restructuring charges, which was partially offset by changes in working capital, as explained below.

Our investment in marketable securities decreased during 2007, as a portion of the invested balance was used to pay for our recent acquisitions. Accrued expenses increased, primarily due to liabilities recorded associated with our restructuring charges. Our inventory balance has increased due to safety stock that was built in connection with the announcement of our plans to close our Toulon, France manufacturing facilities, as well as inventory built in preparation for product launches and to support higher levels of sales. Finally, the increase of our accounts receivable balance is attributable to higher levels of sales in international markets that typically have longer collection terms.

The increase in cash provided by operating activities in 2006 compared to 2005 is primarily attributable to $25 million of cash used as a result of net changes in our marketable securities balances during 2005, as compared to $5.3 million used in 2006. Lower levels of cash tax payments for U.S. federal income taxes further contributed to the increase in operating cash flow for 2006 compared to 2005.

Investing Activities. Our capital expenditures totaled $35.0 million in 2007, $29.6 million in 2006 and $30.4 million in 2005. Our industry is capital intensive, particularly as it relates to surgical instrumentation. Historically, our capital expenditures have consisted of purchased manufacturing equipment, research and testing equipment, computer systems, office furniture and equipment and surgical instruments. We expect to incur capital expenditures of approximately $40 million for 2008 for routine capital expenditures, as well as approximately $18 million for the planned expansion of facilities in Arlington, Tennessee.

We invested $28.8 million in acquisitions of businesses and intellectual property during 2007. We are continuously evaluating opportunities to purchase technology and other forms of intellectual property and are, therefore, unable to predict the timing of future purchases.

Financing Activities. During 2007, we issued $200 million of Convertible Senior Notes due 2014, which generated net proceeds of $193.5 million. The notes pay interest semiannually at an annual rate of 2.625%. The notes are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the notes, which represents a conversion price of $32.65 per share. We will make scheduled interest payments in 2008 related to the notes totaling $5.3 million.

Additionally, proceeds of $17.3 million were generated from the issuance of common stock under our stock-based compensation plans.

During 2007, we made approximately $1.1 million in principal payments related to our long-term capital lease obligations. In addition, our operating subsidiary in Italy continues to factor portions of its accounts receivable balances under factoring agreements, which are considered financing transactions for financial reporting. The cash proceeds received from these factoring agreements, net of the amount of factored receivables collected, are reflected as cash flows from financing activities in our consolidated statements of cash flows. The proceeds received under these agreements in 2007, 2006 and 2005 totaled $3.6 million, $5.6 million and $8.0 million, respectively. These proceeds were offset by payments for factored receivables collected of $7.1 million, $5.7 million and $9.2 million in 2007, 2006 and 2005, respectively. We recorded obligations of $674,000 and $3.9 million for the amount of receivables factored under these agreements as of December 31, 2007 and 2006, respectively, which are included within "Accrued expenses and other current liabilities" in our consolidated balance sheet.

In 2008, we will make continued payments under our long-term capital leases, including interest, of $592,000, and we will make scheduled interest payments under our convertible senior notes of $5.3 million. We anticipate that our factoring program in Italy will continue; however, the level and extent of the amounts factored under the agreement and the ultimate amount of proceeds received under the program cannot be predicted.

On December 31, 2007, after considering outstanding letters of credit, our revolving credit facility had available borrowing capacity of $97.1 million, which can be increased by up to an additional $50 million at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the credit facility. Borrowings under the credit facility bear interest at the sum of a base annual rate plus an applicable annual rate that ranges from 0.0% to 1.75% depending on the type of loan and our consolidated leverage ratio, with a current annual base rate of 7.25%.

Contractual Cash Obligations. At December 31, 2007, we had contractual cash obligations and commercial commitments as follows (in thousands):

	Payments Due by Periods				
	Total	**2008**	**2009 - 2010**	**2011 - 2012**	**After 2012**
Amounts reflected in balance sheet:					
Capital lease obligations(1)	$ 1,065	$ 592	$ 465	$ 8	$ -
Convertible senior notes(2)	200,000	-	-	-	200,000
Amounts not reflected in balance sheet:					
Operating leases	17,996	8,052	7,218	1,733	993
Interest on convertible senior notes(3)	36,750	5,250	10,500	10,500	10,500
Purchase obligations	3,087	-	2,058	1,029	-
Royalty and consulting agreements	4,470	692	1,184	1,084	1,510
Total contractual cash obligations	$ 263,368	$ 14,586	$ 21,425	$ 14,354	$ 213,003

(1) Payments include amounts representing interest.

(2) Represents long-term debt payment provided holders of the convertible senior notes do not exercise the option to convert each $1,000 note into 30.6279 shares of our common stock. Our convertible senior notes are discussed further in Note 9 to our consolidated financial statements.

(3) Represents interest on convertible senior notes payable semiannually with an annual interest rate of 2.625%.

The amounts reflected in the table above for capital lease obligations represent future minimum lease payments under our capital lease agreements, which are primarily for certain property and equipment. The present value of the minimum lease payments are recorded in our balance sheet at December 31, 2007. The minimum lease payments related to these leases are discussed further in Note 9 to our consolidated financial statements.

The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases primarily for certain equipment and office space. Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2007. These future payments are subject to foreign currency exchange rate risk. In accordance with accounting principles generally accepted in the U.S., our operating leases are not recognized in our consolidated balance sheet; however, the minimum lease payments related to these agreements are disclosed in Note 17 to our consolidated financial statements.

Our purchase obligations reflected in the table above consist of minimum purchase obligations related to certain supply agreements. The royalty and consulting agreements in the above table represent minimum payments under non-cancelable contracts with consultants that are contingent upon future services. Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2007. These future payments are subject to foreign currency exchange rate risk. Our purchase obligations and royalty and consulting agreements are disclosed in Note 17 to our consolidated financial statements.

In addition to the contractual cash obligations discussed above, all of our domestic sales and a portion of our international sales are subject to commissions based on net sales. A substantial portion of our global sales are subject to other royalties earned based on product sales. Additionally, additional cash payments of up to $4 million may be made related to our R&R and BIOARCH™ acquisitions based upon future financial performance of the acquired assets. Further, under our factoring agreement in Italy, our liability for cash proceeds received of $674,000 discussed in "Financing Activities" may be subject to repayment upon 15 days notice. None of these amounts are included in the table above.

Additionally, as of December 31, 2007, we had $6.2 million of unrecognized tax benefits recorded within "Other liabilities" on our consolidated balance sheet. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. We are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of net operating loss carryforwards. Therefore, our unrecognized tax benefits are not included in the table above. See Note 11 to our consolidated financial statements.

Other Liquidity Information. We have funded our cash needs since 2000 through various equity and debt issuances and through cash flow from operations. In 2001, we completed our IPO of 7,500,000 shares of common stock, which generated $84.8 million in net proceeds. In 2002, we completed a secondary offering of 3,450,000 shares of common stock, which generated $49.5 million in net proceeds. In 2007, we issued $200 million of Convertible Senior Notes due 2014, which generated net proceeds totaling $193.5 million.

Although it is difficult for us to predict our future liquidity requirements, we believe that our current cash balance of approximately $229.0 million, our marketable securities balance of $15.5 million and our existing available credit line of $97.1 million will be sufficient for the foreseeable future to fund our working capital requirements and operations, permit anticipated capital expenditures in 2008 of approximately $58 million and meet our contractual cash obligations in 2008.

Critical Accounting Estimates

All of our significant accounting policies and estimates are described in Note 2 to our consolidated financial statements. However, certain of our more critical accounting estimates require the application of significant judgment by management in selecting the appropriate assumptions in determining the estimate. By their nature, these judgments are subject to an inherent degree of uncertainty. We develop these judgments based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection, and disclosure of our most critical financial estimates with the audit committee of our board of directors and with our independent auditors. The judgments about those financial estimates are based on information available as of the date of the financial statements. Those financial estimates include:

Revenue recognition. Our revenues are primarily generated through two types of customers, hospitals and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are primarily sold through a network of independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We record revenues from sales to hospitals when the hospital takes title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors at the time the product is shipped to the distributor. Our stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay us within specified terms regardless of when, if ever, they sell the products. In general, our distributors do not have any rights of return or exchange; however, in limited situations we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $252,000 and $175,000 of sales related to these types of agreements were deferred and not yet recognized as revenue as of December 31, 2007 and 2006, respectively.

We must make estimates of potential future product returns related to current period product revenue. To do so, we analyze our historical experience related to product returns when evaluating the adequacy of the allowance for sales returns. Judgment must be used and estimates made in connection with establishing the allowance for product returns in any accounting period. Our allowances for product returns of approximately $560,000 and $350,000 are included as a reduction of accounts receivable at December 31, 2007 and 2006, respectively. Should actual future returns vary significantly from our historical averages, our operating results could be affected.

Allowances for doubtful accounts. We experience credit losses on our accounts receivable and accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, we analyze our accounts receivable, historical bad debt experience, customer concentrations, customer creditworthiness, and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continuous collection efforts.

We believe that the amount included in our allowance for doubtful accounts has been a historically accurate estimate of the amount of accounts receivable that are ultimately not collected. While we believe that our allowance for doubtful accounts is adequate, the financial condition of our customers and the geo-political factors that impact reimbursement under individual countries' healthcare systems can change rapidly and as such, additional allowances may be required in future periods. Our accounts receivable balance was $83.8 million and $72.5 million, net of allowances for doubtful accounts of $5.2 million and $2.9 million, at December 31, 2007 and 2006, respectively.

Excess and obsolete inventories. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory on a first-in, first-out (FIFO) basis or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our forecast of product demand and production requirements for the next twenty-four months. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our industry is characterized by regular new product development that could result in an increase in the amount of obsolete inventory quantities on hand due to cannibalization of existing products. Also, our estimates of future product demand may prove to be inaccurate in which case we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of goods sold at the time of such determination. Regardless of changes in our estimates of future product demand, we do not increase the value of our inventory above its adjusted cost basis. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, significant unanticipated decreases in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Charges incurred for excess and obsolete inventory were $6.6 million, $6.5 million and $6.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. In 2005, we incurred approximately $1.5 million in charges within cost of sales to write down inventory to its net realizable value due to the termination of an agreement to distribute certain third party spinal products in Europe.

Additionally, in 2007, we recorded charges of $2.1 million associated with the closure of our manufacturing facility in Toulon, France for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity.

Goodwill and long-lived assets. We have approximately $28.2 million of goodwill recorded as a result of the acquisition of businesses. Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest that impairment exists. Based on our single business approach to decision-making, planning and resource allocation, we have determined that we have only one reporting unit for purposes of evaluating goodwill for impairment. The annual evaluation of goodwill impairment may require the use of estimates and assumptions to determine the fair value of our reporting unit using projections of future cash flows. We performed our annual impairment test during the fourth quarter of 2007 and determined that the fair value of our reporting unit exceeded its carrying value and, therefore, no impairment charge was necessary.

Our business is capital intensive, particularly as it relates to surgical instrumentation. We depreciate our property, plant and equipment and amortize our intangible assets based upon our estimate of the respective asset's useful life. Our estimate of the useful life of an asset requires us to make judgments about future events, such as product life cycles, new product development, product cannibalization and technological obsolescence, as well as other competitive factors beyond our control. We account for the impairment of long-lived assets in accordance SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Accordingly, we evaluate impairments of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If we determine that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, should we determine that an asset has been impaired, an adjustment would be charged to income based on the asset's fair market value, or discounted cash flows if the fair market value is not readily determinable, reducing income in that period.

In 2007, we recognized an impairment charge of $3.2 million for our property, plant, and equipment at our Toulon, France facilities. This impairment charge consisted of the write-down of assets held for sale to their estimated selling price less costs to sell, as well as the abandonment of the remaining assets that are no longer in use.

Product liability claims and other litigation. Periodically, claims arise involving the use of our products. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss has been developed. We have recorded at least the minimum estimated liability related to those claims where a range of loss has been established. As additional information becomes available, we reassess the estimated liability related to our pending claims and make revisions as necessary. Future revisions in our estimates of the liability could materially impact our results of operation and financial position. We maintain insurance coverage that limits the severity of any single claim as well as total amounts incurred per policy year, and we believe our insurance coverage is adequate. We use the best information available to us in determining the level of accrued product liabilities and we believe our accruals are adequate. Our accrual for product liability claims was approximately $610,000 and $330,000 at December 31, 2007 and 2006, respectively.

We are also involved in legal proceedings involving contract, patent protection and other matters. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss can be developed.

Accounting for income taxes. Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Realization of deferred tax assets in each taxable jurisdiction is dependent on our ability to generate future taxable income sufficient to realize the benefits.

Management evaluates deferred tax assets on an ongoing basis and provides valuation allowances to reduce net deferred tax assets to the amount that is more likely than not to be realized.

We have recorded valuation allowances of $6.0 million and $5.7 million as of December 31, 2007 and 2006, respectively, due to uncertainties related to our ability to realize, before expiration, some of our deferred tax assets for both U.S. and foreign income tax purposes. These deferred tax assets primarily consist of the carry forward of certain tax basis net operating losses and general business tax credits.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), effective January 1, 2007, which requires that the tax effects of an income tax position to be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date. As a multinational corporation, we are subject to taxation in many jurisdictions and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit in the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We recorded a liability for unrecognized tax benefits of $6.2 million and $12.7 million as of December 31, 2007 and 2006, respectively. Upon adoption of FIN 48, we recorded a $7.2 million reduction to our liability for unrecognized tax benefits as an adjustment to the 2007 opening balance of retained earnings. See Note 11 to our consolidated financial statements for further discussion of our unrecognized tax benefits.

We operate within numerous taxing jurisdictions. We are subject to regulatory review or audit in virtually all of those jurisdictions and those reviews and audits may require extended periods of time to resolve. Management makes use of all available information and makes reasoned judgments regarding matters requiring interpretation in establishing tax expense, liabilities and reserves. We believe adequate provisions exist for income taxes for all periods and jurisdictions subject to review or audit.

Stock-Based Compensation. We calculate the grant date fair value of non-vested shares as the average of the highest and lowest reported sales prices on the trading day immediately prior to the grant date. We use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of these stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We estimate the expected life of options by calculating the average of the vesting period and the contractual term of the option, as allowed by SEC Staff Accounting Bulletin No. 107. We estimate the expected stock price volatility based upon historical volatility of our common stock. The risk-free interest rate is determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants and employee stock purchase plan shares. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There is not currently a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models.

We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based awards are amortized on a straight-line basis over their respective requisite service periods, which are generally the vesting periods. If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

See Note 14 to our consolidated financial statements for further information regarding our SFAS 123R disclosures.

Purchase Accounting. We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. To assist in determining the value of any intangible assets, a third party valuation is typically obtained as of the acquisition date.

The amount of the purchase price allocated to intangible assets is determined by estimating the future cash flows associated with the asset and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with standard valuation methods. The estimates of future cash flows include forecasted revenues, which are inherently difficult to predict. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including profit margins, long-term forecasts of the amounts and timing of overall market growth and our percentage of that market, discount rates and terminal growth rates.

Restructuring Charges. We evaluate impairment issues for long-lived assets under the provisions of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* We record severance-related expenses once they are both probable and estimable in accordance with the provisions of SFAS No. 112, *Employer's Accounting for Post-Employment Benefits*, for severance provided under an ongoing benefit arrangement. One-time termination benefit arrangements and other costs associated with exit activities are accounted for under the provisions of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* We have estimated the expense for our restructuring initiative by accumulating detailed estimates of costs, including the estimated costs of employee severance and related termination benefits, impairment of property, plant and equipment, contract termination payments for leases and any other qualifying exit costs. Such costs represent management's best estimates, which are evaluated periodically to determine if an adjustment is required.

Impact of Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). This standard defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for us on January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on our consolidated financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). This standard expands the standards under SFAS 157 to provide entities the one-time election to measure financial instruments and certain other items at fair value. SFAS 159 was effective for us on January 1, 2008. We did not elect the fair value option for any of our existing financial instruments on the effective date and have not determined whether or not we will elect this option for any eligible financial instruments we acquire in the future.

In June 2007, the FASB issued EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* (EITF 07-3). EITF 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and capitalized. These amounts should be recognized as an expense as the related goods are delivered or the related services are performed. The provisions of EITF 07-3 are effective for us on January 1, 2008. We do not expect the adoption of EITF 07-3 to have a material impact on our consolidated financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS 141R) and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, an Amendment of ARB No. 51 (SFAS 160). SFAS 141(R) and SFAS 160 significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests. Under SFAS 141R, an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition date fair value. In addition, SFAS 141R includes a substantial number of additional disclosure requirements. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. We will apply the provisions of SFAS 141R and SFAS 160 prospectively effective January 1, 2009.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk arises principally from the interest rates associated with our invested cash balances. On December 31, 2007, we had short term cash investments and marketable securities totaling approximately $210 million. Based on this level of investment, a decrease of 0.25% in interest rates would have a negative impact of $525,000 to our interest income. We currently do not hedge our exposure to interest rate fluctuations, but may do so in the future.

Foreign Currency Exchange Rate Fluctuations

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. Approximately 28% and 30% of our total net sales were denominated in foreign currencies during the years ended December 31, 2007 and 2006, respectively, and we expect that foreign currencies will continue to represent a similarly significant percentage of our net sales in the future. Cost of sales related to these sales are primarily denominated in U.S. dollars; however, operating costs related to these sales are largely denominated in the same respective currencies, thereby partially limiting our transaction risk exposure. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices not being competitive in a market where business is transacted in the local currency.

A substantial majority of our sales denominated in foreign currencies are derived from EU countries, which are denominated in the euro, and from Japan, which are denominated in the Japanese yen. Additionally, we have significant intercompany receivables from our foreign subsidiaries which are denominated in foreign currencies, principally the euro and the yen. Our principal exchange rate risk, therefore, exists between the U.S. dollar and the euro and the U.S. dollar and the yen. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency-denominated intercompany receivables and payables, generating currency translation gains or losses that impact our non-operating income and expense levels in the respective period.

As discussed in Note 2 to our consolidated financial statements, we enter into certain short-term derivative financial instruments in the form of foreign currency forward contracts. These forward contracts are designed to mitigate our exposure to currency fluctuations in our intercompany balances denominated in euros, Japanese yen, British pounds and Canadian dollars. Any change in the fair value of these forward contracts as a result of a fluctuation in a currency exchange rate is expected to be offset by a change in the value of the intercompany balance. These contracts are effectively closed at the end of each reporting period.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wright Medical Group, Inc.:

We have audited the accompanying consolidated balance sheets of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 11 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes as required by FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* Also as discussed in Notes 2 and 14 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, and as discussed in Note 2 to the consolidated financial statements, the Company changed its method of quantifying errors in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of internal control over financial reporting of the Company as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO), and our report dated February 26, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wright Medical Group, Inc.:

We have audited the effectiveness of internal control over financial reporting of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 26, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 26, 2008

Wright Medical Group, Inc.
Consolidated Balance Sheets (In thousands, except share data)

	December 31, 2007	December 31, 2006
Assets:		
Current assets:		
Cash and cash equivalents	$ 229,026	$ 57,939
Marketable securities	15,535	30,325
Accounts receivable, net	83,801	72,476
Inventories	115,290	86,157
Prepaid expenses	13,757	6,646
Deferred income taxes	24,015	21,871
Assets held for sale	2,207	-
Other current assets	7,570	4,308
Total current assets	491,201	279,722
Property, plant and equipment, net	99,037	86,265
Goodwill	28,233	8,486
Intangible assets, net	11,187	9,309
Deferred income taxes	30,556	22,732
Other assets	9,771	2,888
Total assets	$ 669,985	$ 409,402
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 19,764	$ 17,049
Accrued expenses and other current liabilities	53,069	41,366
Current portion of long-term obligations	551	1,001
Total current liabilities	73,384	59,416
Long-term debt and lease obligations	200,455	723
Deferred income taxes	159	6
Other liabilities	7,206	13,433
Total liabilities	281,204	73,578
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Common stock, voting, $.01 par value, shares authorized - 100,000,000; shares issued and outstanding - 36,493,183 in 2007 and 35,143,800 in 2006	365	351
Additional paid-in capital	338,640	300,648
Accumulated other comprehensive income	24,623	17,878
Retained earnings	25,153	16,947
Total stockholders' equity	388,781	335,824
	$ 669,985	$ 409,402

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Operations (In thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Net sales	$ 386,850	$ 338,938	$ 319,137
Cost of sales[1]	108,407	97,234	91,752
Cost of sales – restructuring	2,139	-	-
Gross profit	276,304	241,704	227,385
Operating expenses:			
Selling, general and administrative[1]	225,929	192,573	167,365
Research and development[1]	28,405	25,551	22,289
Amortization of intangible assets	3,782	4,149	4,250
Restructuring charges (Note 16)	16,734	-	-
Total operating expenses	274,850	222,273	193,904
Operating income	1,454	19,431	33,481
Interest income, net	(1,252)	(1,127)	(176)
Other expense (income), net	375	(1,643)	237
Income before income taxes	2,331	22,201	33,420
Provision for income taxes	1,370	7,790	12,355
Net income	$ 961	$ 14,411	$ 21,065
Net income per share (Note 12):			
Basic	$ 0.03	$ 0.42	$ 0.62
Diluted	$ 0.03	$ 0.41	$ 0.60
Weighted-average number of shares outstanding – basic	35,812	34,434	33,959
Weighted-average number of shares outstanding – diluted	36,483	35,439	35,199

These line items include the following amounts of non-cash, stock-based compensation expense for the periods indicated:

	Year Ended December 31,		
	2007	2006	2005
Cost of sales	$ 2,046	$ 854	$ 12
Selling, general and administrative	12,061	10,766	449
Research and development	2,425	2,220	6

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Cash Flows (In thousands)

	Year Ended December 31,		
	2007	**2006**	**2005**
Operating activities:			
Net income	$ 961	$ 14,411	$ 21,065
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	23,522	21,361	17,895
Stock-based compensation expense	16,532	13,840	467
Amortization of intangible assets	3,782	4,149	4,250
Deferred income taxes	(8,708)	(8,852)	(329)
Gain on sale of investment	-	(1,499)	-
Excess tax benefits from stock-based compensation arrangements	(3,633)	(4,908)	-
Non-cash restructuring charges	5,295	-	-
Other	111	1,340	1,648
Changes in assets and liabilities:			
Accounts receivable	(9,831)	(8,555)	(5,177)
Inventories	(27,077)	(867)	(9,364)
Marketable securities	14,790	(5,325)	(25,000)
Prepaid expenses and other current assets	(6,103)	4,600	(6,062)
Accounts payable	1,889	2,504	647
Accrued expenses and other liabilities	12,894	(2,224)	5,251
Net cash provided by operating activities	24,424	29,975	5,291
Investing activities:			
Capital expenditures	(35,042)	(29,643)	(30,356)
Purchase of intangible assets	(1,041)	(705)	(1,227)
Acquisition of businesses (Note 3)	(27,758)	-	-
Proceeds from sale of investment	-	1,499	-
Other	-	500	-
Net cash used in investing activities	(63,841)	(28,349)	(31,583)
Financing activities:			
Issuance of common stock	17,292	5,915	2,930
Proceeds from issuance of convertible senior notes	193,492	-	-
Financing under factoring agreements, net	(3,457)	(54)	(1,208)
Principal payments of bank and other financing	(1,063)	(6,123)	(7,101)
Excess tax benefits from stock-based compensation arrangements	3,633	4,908	-
Net cash provided by (used in) financing activities	209,897	4,646	(5,379)
Effect of exchange rates on cash and cash equivalents	607	390	(522)
Net increase (decrease) in cash and cash equivalents	171,087	6,662	(32,193)
Cash and cash equivalents, beginning of period	57,939	51,277	83,470
Cash and cash equivalents, end of period	$ 229,026	$ 57,939	$ 51,277

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
For the Years Ended December 31, 2005, 2006 and 2007 (In thousands, except share data)

	Common Stock, Voting						
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2004	33,850,202	$ 339	$ 269,944	$ (15,668)	$ (188)	$ 21,642	$ 276,069
2005 Activity:							
Net income	-	-	-	21,065	-	-	21,065
Foreign currency translation	-	-	-	-	-	(9,685)	(9,685)
Total comprehensive income							11,380
Issuances of common stock	325,494	3	2,927	-	-	-	2,930
Tax benefit of employee stock option exercises	-	-	1,162	-	-	-	1,162
Stock-based compensation	-	-	288	-	179	-	467
Forfeiture of stock options	-	-	(9)	-	9	-	-
Balance at December 31, 2005	34,175,696	$ 342	$ 274,312	$ 5,397	$ -	$ 11,957	$ 292,008
2006 Activity:							
Net income	-	-	-	14,411	-	-	14,411
Foreign currency translation	-	-	-	-	-	5,921	5,921
Total comprehensive income			-	-	-	-	20,332
SAB 108 adjustment to opening balance (Note 2)	-	-	-	(2,861)	-	-	(2,861)
Issuances of common stock	968,104	9	5,906	-	-	-	5,915
Tax benefit of employee stock option exercises	-	-	5,585	-	-	-	5,585
Stock-based compensation	-	-	14,845	-	-	-	14,845
Balance at December 31, 2006	35,143,800	$ 351	$ 300,648	$ 16,947	$ -	$ 17,878	$ 335,824
2007 Activity:							
Net income	-	-	-	961	-	-	961
Foreign currency translation	-	-	-	-	-	6,970	6,970
Minimum pension liability adjustment	-	-	-	-	-	(225)	(225)
Total comprehensive income			-	-	-	-	7,706
FIN 48 adjustment to opening balance (Note 11)	-	-	-	7,245	-	-	7,245
Issuances of common stock	1,349,383	14	17,278	-	-	-	17,292
Tax benefit of employee stock option exercises	-	-	4,289	-	-	-	4,289
Stock-based compensation	-	-	16,425	-	-	-	16,425
Balance at December 31, 2007	36,493,183	$ 365	$ 338,640	$ 25,153	$ -	$ 24,623	$ 388,781

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business:

Wright Medical Group, Inc. (Wright), through Wright Medical Technology, Inc. and other operating subsidiaries, is a global orthopaedic medical device company specializing in the design, manufacture and marketing of reconstructive joint devices and biologics products. Our products are sold primarily through a network of independent sales representatives in the United States (U.S.) and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We promote our products in over 60 countries with principal markets in the U.S., Europe, and Japan. We are headquartered in suburban Memphis, Tennessee.

During 2001, we completed our initial public offering (IPO), issuing 7,500,000 shares of common stock which generated net proceeds of $84.8 million. During 2002, we and certain selling stockholders completed a secondary offering which generated net proceeds to us of $49.5 million. During 2007, we issued $200 million of convertible senior notes which generated net proceeds of $193.5 million.

2. Summary of Significant Accounting Policies:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Wright and our wholly owned domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas requiring the use of management estimates relate to revenue recognition, the determination of allowances for doubtful accounts and excess and obsolete inventories, the evaluation of goodwill and long-lived assets, product liability claims and other litigation, accounting for income taxes, accounting for stock-based compensation, purchase accounting for business combinations and accounting for restructuring charges.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less.

Marketable Securities. Our investment in marketable securities represents debt securities, which are classified as trading securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. We recognize realized and unrealized gains or losses on the purchase or sale of these securities in the period incurred in the accompanying consolidated statement of operations. For the years ended December 31, 2007 and 2006, we did not incur any realized or unrealized gains or losses related to these securities. As of the date of filing, we have liquidated all of these investments into cash equivalents.

Inventories. Our inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs and manufacturing overhead. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand and production requirements for the next twenty-four months. Charges incurred for excess and obsolete inventory were $6.6 million, $6.5 million and $6.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. In 2005, charges incurred for excess and obsolete inventory included $1.5 million recorded to write down certain inventory to its net realizable value due to the termination of an agreement to distribute certain third party spinal products in Europe.

Additionally, in 2007, we recorded charges of $2.1 million associated with the closure of our manufacturing facility in Toulon, France for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity.

Product Liability Claims and Other Litigation. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss has been developed. We have recorded at least the minimum estimated liability related to those claims where a range of loss has been established. Our accrual for product liability claims was $610,000 and $330,000 at December 31, 2007 and 2006, respectively.

Property, Plant and Equipment. Our property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets under capital lease, is generally provided on a straight-line basis over the estimated useful lives generally based on the following categories:

Land improvements	15 to 25 years
Buildings	10 to 45 years
Machinery and equipment	3 to 12 years
Furniture, fixtures and office equipment	1 to 14 years
Surgical instruments	6 years

Expenditures for major renewals and betterments, including leasehold improvements, that extend the useful life of the assets are capitalized and depreciated over the remaining life of the asset or lease term, if shorter. Maintenance and repair costs are charged to expense as incurred.

Upon sale or retirement, the asset cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in income.

Intangible Assets and Goodwill. Goodwill is recognized for the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is required to be tested for impairment at least annually. Unless circumstances otherwise dictate, the annual impairment test is performed in the fourth quarter. Accordingly, during the fourth quarter of 2007, we evaluated goodwill for impairment and determined that the fair value of our reporting unit exceeded its carrying value, indicating that goodwill was not impaired. Based on our single business approach to decision-making, planning and resource allocation, management has determined that we have only one reporting unit for purposes of evaluating goodwill for impairment.

Our intangible assets with estimable useful lives are amortized on a straight line basis over their respective estimated useful lives to their estimated residual values, and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* (SFAS 144). The weighted average amortization periods for completed technology, distribution channels, trademarks and licenses are 9 years, 10 years, 6 years and 5 years, respectively. The weighted average amortization period of our intangible assets on a combined basis is 9 years.

Valuation of Long-Lived Assets. Management periodically evaluates carrying values of long-lived assets, including property, plant and equipment and intangible assets, when events and circumstances indicate that these assets may have been impaired. We account for the impairment of long-lived assets in accordance SFAS 144. Accordingly, we evaluate impairment of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If it is determined that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, should we determine that an asset is impaired, an adjustment would be charged to income based on the asset's fair market value or discounted cash flows if the fair market value is not readily determinable, reducing income in that period.

In 2007, we recognized an impairment charge of $3.2 million for our property, plant, and equipment at our Toulon, France facilities. This impairment charge consisted of the write-down of assets held for sale to their estimated selling price less costs to sell, as well as the abandonment of the remaining assets that are no longer in use. See Note 16 for further discussion of our restructuring charges.

Allowances for Doubtful Accounts. We experience credit losses on our accounts receivable and, accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, management analyzes our accounts receivable, historical bad debt experience, customer concentrations, customer credit-worthiness and current economic trends, when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts. Our allowance for doubtful accounts totaled $5.2 million and $2.9 million at December 31, 2007 and 2006, respectively.

Concentrations of Supply of Raw Material. We rely on a limited number of suppliers for the components used in our products. Our reconstructive joint devices are produced from various surgical grades of titanium, cobalt chrome and stainless steel, various grades of high-density polyethylenes, silicone elastomer and ceramics. We rely on one source for a certain grade of cobalt chrome alloy and one supplier for the silicone elastomer used in certain of our extremity products. We are aware of only two suppliers of silicone elastomer to the medical device industry for permanent implant usage. Further, we rely on one supplier of ceramics for use in our hip products. In addition, our biologics products depend on a single source for demineralized bone matrix (DBM) and cancellous bone matrix (CBM) materials. We rely on one supplier for our GRAFTJACKET® family of soft tissue repair and graft containment products.

Income Taxes. Income taxes are accounted for pursuant to the provisions of SFAS No. 109, *Accounting for Income Taxes*, and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* (FIN 48). Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We provide for unrecognized tax benefits based upon our assessment of whether a tax benefit is "more-likely-than-not" to be sustained upon examination by the tax authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying tax position.

Other Taxes. Taxes assessed by a governmental authority that are imposed concurrent with our revenue transactions with customers are presented on a net basis in our consolidated statement of operations.

Revenue Recognition. Our revenues are primarily generated through two types of customers, hospitals and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are primarily sold through a network of independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives, and stocking distributors outside the U.S. Revenues from sales to hospitals are recorded when the hospital takes title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors outside the U.S. at the time the product is shipped to the distributor. Stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. In general, the distributors do not have any rights of return or exchange; however, in limited situations we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $252,000 and $175,000 of deferred revenue related to these types of agreements was recorded at December 31, 2007 and 2006, respectively.

We must make estimates of potential future product returns related to current period product revenue. We develop these estimates by analyzing historical experience related to product returns. Judgment must be used and estimates made in connection with establishing the allowance for sales returns in any accounting period. An allowance for sales returns of $560,000 and $350,000 is included as a reduction of accounts receivable at December 31, 2007 and 2006, respectively.

Shipping and Handling Costs. We incur shipping and handling costs associated with the shipment of goods to customers, independent distributors and our subsidiaries. All shipping and handling amounts billed to customers are included in net sales. All shipping and handling costs associated with the shipment of goods to customers are included in cost of sales. All other shipping and handling costs are included in selling, general and administrative expenses.

Research and Development Costs. Research and development costs are charged to expense as incurred.

Foreign Currency Translation. The financial statements of our international subsidiaries are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the applicable period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income. Gains and losses resulting from transactions denominated in a currency other than the local functional currency are included in "Other expense (income), net" on our consolidated statement of operations.

Pension Benefits. Our subsidiary in Japan provides benefits to employees under a plan that we account for as a defined benefit plan in accordance with SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).* This plan is unfunded, and determining the minimum pension liability requires the use of assumptions and estimates, including discount rates and mortality rates, and actuarial methods. Our minimum pension liability totaled $970,000 and $520,000 as of December 31, 2007 and 2006, respectively.

Comprehensive Income. Comprehensive income is defined as the change in equity during a period related to transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The difference between our net income and our comprehensive income is attributable to foreign currency translation and, in 2007, an adjustment to our minimum pension liability.

Stock-Based Compensation. Effective January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS 123R), which replaced SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The determination of the fair value of stock-based payment awards, such as options, on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate. We elected the modified prospective method of transition, under which prior periods are not revised for comparative purposes.

We recorded $16.5 million and $13.8 million of stock-based compensation expense during the years ended December 31, 2007 and 2006, respectively. See Note 14 for further information regarding our stock-based compensation assumptions and expenses, including pro forma disclosures for the year ended December 31, 2005, as if we had applied the fair value recognition provisions of SFAS No. 123 to non-cash, stock-based employee compensation expense.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, marketable securities, accounts receivable, and accounts payable approximates the fair value of these financial instruments at December 31, 2007 and 2006 due to their short maturities or variable rates.

The fair value of our convertible senior notes was approximately $216 million as of December 31, 2007.

Derivative Instruments. We account for derivative instruments and hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. Accordingly, all of our derivative instruments are recorded in the accompanying consolidated balance sheet as either an asset or liability and measured at fair value. The changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

We employ a derivative program using 30-day foreign currency forward contracts to mitigate the risk of currency fluctuations on our intercompany receivable and payable balances that are denominated in foreign currencies. These forward contracts are expected to offset the transactional gains and losses on the related intercompany balances. These forward contracts are not designated as hedging instruments under SFAS No. 133. Accordingly, the changes in the fair value and the settlement of the contracts are recognized in the period incurred in the accompanying consolidated statements of operations.

We recorded net losses of $2.8 million and $1.9 million, and a net gain of $1.5 million, for the years ended December 31, 2007, 2006, and 2005, respectively, on foreign currency contracts, which are included in "Other expense (income), net" in our consolidated statements of operations. These losses and gains substantially offset translation gains and losses recorded on our intercompany receivable and payable balances, also included in "Other expense (income), net." At December 31, 2007 and 2006, we had no foreign currency contracts outstanding.

Supplemental Cash Flow Information. Cash paid for interest and income taxes was as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Interest	$ 1,898	$ 1,298	$ 1,420
Income taxes	$ 10,408	$ 9,663	$ 17,057

During 2006, we favorably resolved certain income tax contingencies associated with a prior acquisition, resulting in a decrease in goodwill of $140,000. Additionally, we entered into capital leases of approximately $1.6 million during 2005. We entered into insignificant amounts of capital leases during 2006 and 2007.

Adoption of SAB 108. In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires registrants to consider both the "rollover" method which focuses on the income statement impact of misstatements and the "iron curtain" method which focuses on the balance sheet impact of misstatements to define materiality. The transition provisions of SAB 108 allow a registrant to adjust opening retained earnings for the cumulative effect of immaterial errors relating to prior years. We adopted SAB 108 during the year ended December 31, 2006.

During 2006, we concluded there was an error in our method of calculating depreciation expense for our surgical instruments, resulting in an understatement of depreciation expense for the years 2000 through 2005. Under SAB 108, we assessed materiality of errors originating in prior years using both the rollover method and the iron-curtain method. Management concluded that the impact of this error was immaterial for each of the prior years under the rollover method, which was the method we used prior to the adoption of SAB 108. However, under the iron-curtain method, the cumulative effect of the balance sheet adjustment was material to our 2006 statement of operations. Therefore, an adjustment was recorded to 2006 opening retained earnings in accordance with the implementation guidance in SAB 108. The total cumulative impact was as follows:

	Increase/ (Decrease)
Accumulated depreciation	$ 4,721
Deferred tax asset	1,860
Retained earnings	(2,861)

Recently Issued Accounting Pronouncements. In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). This standard defines fair value, establishes a framework for measuring fair value in accordance with U.S.

generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for us on January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on our consolidated financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). This standard expands the standards under SFAS 157 to provide entities the one-time election to measure financial instruments and certain other items at fair value. SFAS 159 is effective for us on January 1, 2008. We did not elect the fair value option for any of our existing financial instruments on the effective date and have not determined whether or not we will elect this option for any eligible financial instruments we acquire in the future.

In June 2007, the FASB issued EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* (EITF 07-3). EITF 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and capitalized. These amounts should be recognized as an expense as the related goods are delivered or the related services are performed. The provisions of EITF 07-3 are effective for us on January 1, 2008. We do not expect the adoption of EITF 07-3 to have a material impact on our consolidated financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS 141R) and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* (SFAS 160). SFAS 141(R) and SFAS 160 significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests. Under SFAS 141R, an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition date fair value. In addition, SFAS 141R includes a substantial number of additional disclosure requirements. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. We will apply the provisions of SFAS 141R and SFAS 160 prospectively effective January 1, 2009.

3. Acquisitions and Dispositions:

DARCO International, Inc. On April 5, 2007, we completed the acquisition of substantially all the assets of Darco International, Inc.'s (Darco) reconstructive foot surgery line of business for a cash payment of $17.1 million. This reconstructive product line consists of a broad offering of procedure-specific plating systems designed with leading foot surgeons, including the DARCO® MRS (Modular Rearfoot), DARCO® MFS (Modular Forefoot) and DARCO® FRS (Forefoot Reconstructive) Systems.

The operating results from this acquisition are included in the consolidated financial statements from the acquisition date.

The acquisition was recorded by allocating the costs of the assets acquired based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired is recorded as goodwill. The following is a summary of the estimated fair values of the assets acquired, which includes transaction costs (in thousands):

Inventories	$	2,532
Property, plant and equipment		988
Intangible assets		2,170
Goodwill		11,637
Other current liabilities		(111)
Net assets acquired	$	17,216

Of the $2.2 million of acquired intangible assets, $1.1 million was assigned to customer relationships (ten-year useful life), $540,000 was assigned to trademarks (five-year useful life), $250,000 was assigned to distribution channels (ten-year useful life), and $290,000 to other assets (five-year useful life).

R&R Medical, Inc. On April 16, 2007, we acquired certain assets of R&R Medical, Inc. (R&R), a Pennsylvania-based company focused on providing external fixation devices to the foot and ankle and trauma markets. The purchase consisted of an initial cash payment of $8.0 million and potential additional cash payments of up to $3 million based upon future financial performance of the acquired assets. Assets acquired include the R&R external fixation product line, which consists of an array of foot- and ankle-focused external fixation devices, including the Circular Freedom™ frame, the Hollawell Tomahawk™ mini-fixator, the Patriot™ mini-fixator, and the Stealth™ fusion system. These products address those external fixation procedures most commonly performed by foot and ankle surgeons and surgical podiatrists. The R&R product line is complementary to our rapidly expanding line of reconstructive and biologic products for foot surgery.

The operating results from this acquisition are included in the consolidated financial statements from the acquisition date.

The acquisition was recorded by allocating the costs of the assets acquired based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired is recorded as goodwill. Additionally, additional cash payments, if made, will be recorded as an increase to the purchase price of the acquisition and, therefore, increase goodwill. The following is a summary of the estimated fair values of the assets acquired, which includes transaction costs (in thousands):

Accounts receivable	$	150
Inventories		429
Intangible assets		1,060
Goodwill		6,383
Total assets acquired	$	8,022

Of the $1.1 million of acquired intangible assets, $400,000 was assigned to customer relationships (ten-year useful life), $120,000 was assigned to registered trademarks (two-year useful life), and $540,000 was assigned to other assets (ten-year useful life).

Koby Ventures Ltd. d/b/a MetaSurg (BIOARCH). On October 18, 2007, we acquired certain assets of Koby Ventures Ltd. d/b/a MetaSurg (BIOARCH™), a Texas-based company focused on development and marketing of surgical fixation and implant devices for foot and ankle surgery. The purchase consisted of an initial cash payment of $2.5 million and potential additional cash payments of up to $1 million based upon future financial performance of the acquired assets. Assets acquired are specific to Metasurg's BIOARCH™ subtalar implant, which is used in surgical treatment of flatfoot deformity. The BIOARCH™ implant is innovatively designed to provide improved patient tolerance versus conventional implant designs and can be inserted in a fast, accurate and minimally invasive manner.

The operating results from this acquisition are included in the consolidated financial statements from the acquisition date.

The acquisition was recorded by allocating the costs of the assets acquired based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired is recorded as goodwill. Additionally, additional cash payments, if made, will be recorded as an increase to the purchase price of the acquisition and therefore, increase goodwill. The following is a summary of the estimated fair values of the assets acquired, which includes transaction costs (in thousands):

Intangible assets	$	1,670
Goodwill		850
Total assets acquired	$	2,520

Of the $1.7 million of acquired intangible assets, $110,000 was assigned to trademarks (ten-year useful life), $1.4 million was assigned to completed technology (ten-year useful life), and $130,000 was assigned to other assets (three-year useful life).

Our consolidated results of operations would not have been materially different than reported results had the Darco, R&R and BIOARCH™ acquisitions occurred at the beginning of 2007 or 2006, respectively.

Adcon®-Gel. In August 2007, we sold our Adcon®-Gel related assets for $4.6 million plus a potential earnout based upon future financial performance of those assets. A deferred gain of $1.5 million has been recorded in our consolidated balance sheet as of December 31, 2007, and will be recognized over a two-year period as installment payments of the purchase price are received.

4. Inventories:

Inventories consist of the following (in thousands):

	December 31,			
	2007		2006	
Raw materials	$	7,020	$	4,204
Work-in-process		21,482		12,078
Finished goods		86,788		69,875
	$	115,290	$	86,157

5. Assets Held for Sale:

Assets held for sale consists of the following (in thousands):

	December 31, 2007	December 31, 2006
Land and buildings	$ 1,766	$ -
Machinery and equipment	441	-
	$ 2,207	$ -

The balances in 2007 are related to the closing of our Toulon, France facility. We expect to sell these assets within the next 12 months. An asset impairment charge of $1.3 million related to these assets held for sale was recorded within "Restructuring charges" in our consolidated statement of operations for the year ended December 31, 2007, to write down such assets to their estimated fair value less costs to sell (see Note 16).

6. Property, Plant and Equipment:

Property, plant and equipment consists of the following (in thousands):

	December 31, 2007	December 31, 2006
Land and land improvements	$ 4,050	$ 3,882
Buildings	7,272	8,992
Machinery and equipment	35,534	35,557
Furniture, fixtures and office equipment	30,424	33,003
Construction in progress	5,931	4,573
Surgical instruments	116,699	90,092
	199,910	176,099
Less: Accumulated depreciation	(100,873)	(89,834)
	$ 99,037	$ 86,265

The components of property, plant and equipment recorded under capital leases consist of the following (in thousands):

	December 31, 2007	December 31, 2006
Buildings	$ 1,448	$ 1,448
Machinery and equipment	197	4,789
Furniture, fixtures and office equipment	834	1,909
	2,479	8,146
Less: Accumulated depreciation	(1,374)	(5,553)
	$ 1,105	$ 2,593

Depreciation expense approximated $23.5 million, $21.4 million and $17.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, and included amortization of assets under capital leases.

7. Goodwill and Intangibles:

Changes in the carrying amount of goodwill occurring during the year ended December 31, 2006, are as follows (in thousands):

Goodwill, at December 31, 2006	$ 8,486
Goodwill from acquisitions (see Note 3)	18,870
Foreign currency translation	877
Goodwill, at December 31, 2007	$ 28,233

The components of our identifiable intangible assets are as follows (in thousands):

	December 31, 2007		December 31, 2006	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Distribution channels	$ 22,793	$ 18,082	$ 20,241	$ 14,185
Completed technology	5,180	2,896	5,233	3,076
Licenses	3,598	2,561	2,741	2,314
Trademarks	862	164	657	307
Other	3,814	1,357	4,218	3,899
	36,247	$ 25,060	33,090	$ 23,781
Less: Accumulated amortization	(25,060)		(23,781)	
Intangible assets, net	$ 11,187		$ 9,309	

Based on the intangible assets held at December 31, 2007, we expect to amortize approximately $3.8 million in 2008, $3.3 million in 2009, $750,000 in 2010, $710,000 in 2011 and $580,000 in 2012.

8. Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,	
	2007	2006
Employee benefits	$ 10,994	$ 9,661
Advances from factoring arrangement	674	3,912
Royalties	5,930	5,203
Taxes other than income	5,320	3,612
Commissions	5,628	4,096
Professional and legal fees	6,239	5,744
Restructuring liability (see Note 16)	6,966	-
Other	11,318	9,138
	$ 53,069	$ 41,366

9. Long-Term Debt and Capital Lease Obligations:

Long-term obligations consist of the following (in thousands):

	December 31,	
	2007	2006
Capital lease obligations	$ 1,006	$ 1,724
Convertible senior notes	200,000	-
	201,006	1,724
Less: current portion	(551)	(1,001)
	$ 200,455	$ 723

On November 26, 2007, we issued $200 million of Convertible Senior Notes due 2014. The notes will mature on December 1, 2014, unless earlier redeemed, purchased, or converted. The notes pay interest semiannually at an annual rate of 2.625%. The notes are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the notes, which represents a conversion price of $32.65 per share. The holder of the notes may convert at any time on or prior to the close of business on the business day immediately preceding the maturity date of notes. Beginning on December 6, 2011, we may redeem the notes, in whole or in part, at a redemption price equal to 100%

of the principal amount of the notes, plus accrued and unpaid interest, if the closing price of our common stock has exceeded 140% of the conversion price for at least 20 days during any consecutive 30-day trading period. Additionally, if we experience a fundamental change event, as defined in the note agreement, the holders may require us to purchase for cash all or a portion of the notes, for 100% of the principal amount of the notes, plus accrued and unpaid interest. If upon a fundamental change event, a holder elects to convert its notes, we may, under certain circumstances, increase the conversion rate for the notes surrendered. The notes are unsecured obligations and are subordinated to all existing and future secured debt, our revolving credit facility, and all liabilities of our subsidiaries.

On December 31, 2007, after considering outstanding letters of credit, our revolving credit facility had available borrowing capacity of $97.1 million, which can be increased by up to an additional $50 million at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the credit facility. Borrowings under the credit facility bear interest at the sum of a base annual rate plus an applicable annual rate that ranges from 0% to 1.75% depending on the type of loan and our consolidated leverage ratio, with a current annual base rate of 7.25%. The term of the credit facility extends through June 30, 2011.

As discussed in Note 6, we have acquired certain property and equipment pursuant to capital leases. These leases have various terms ranging from two to seven years with interest rates ranging from 2.9% to 6.8%. At December 31, 2007, future minimum lease payments under capital lease obligations, together with the present value of the net minimum lease payments, are as follows (in thousands):

2008	$ 592
2009	313
2010	152
2011	8
Total minimum payments	1,065
Less amount representing interest	(59)
Present value of minimum lease payments	1,006
Current portion	(551)
Long-term portion	$ 455

10. Other Long-Term Liabilities:

Other long-term liabilities consist of the following (in thousands):

	December 31,	
	2007	2006
Unrecognized tax benefits (see Note 11)	$ 6,154	$ 12,663
Other	1,052	770
	$ 7,206	$ 13,433

Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* (FIN 48). Upon adoption of FIN 48, we recorded a $7.2 million reduction to our liability for unrecognized tax benefits as an adjustment to the 2007 opening balance of retained earnings. See Note 11 for further discussion of our unrecognized tax benefits.

11. Income Taxes:

The components of our income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Domestic	$ 10,981	$ 34,624	$ 43,588
Foreign	(8,650)	(12,423)	(10,168)
Income before income taxes	$ 2,331	$ 22,201	$ 33,420

The components of our provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Current provision:			
Domestic:			
Federal	$ 7,590	$ 13,257	$ 9,777
State	660	1,841	1,709
Foreign	1,397	2,234	1,385
Deferred (benefit) provision:			
Domestic:			
Federal	(4,333)	(2,915)	3,013
State	(329)	(361)	605
Foreign	(3,615)	(6,266)	(4,134)
Total provision for income taxes	$ 1,370	$ 7,790	$ 12,355

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,		
	2007	2006	2005
Income tax provision at statutory rate	35.0 %	35.0 %	35.0 %
State income taxes	12.2 %	5.3 %	5.3 %
Stock-based compensation expense	132.9 %	11.3 %	0.2 %
Change in valuation allowance	(3.6)%	(2.8)%	(1.2)%
Research and development credit	(51.2)%	(4.2)%	(2.8)%
Foreign income tax rate differences	(70.0)%	(4.5)%	(2.5)%
Non-taxable differences and other, net	3.5 %	(5.0)%	3.0 %
Total	58.8 %	35.1 %	37.0 %

The significant components of our deferred income taxes as of December 31, 2007 and 2006 are as follows (in thousands):

	December 31,	
	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 32,255	$ 23,140
General business credit carryforward	2,262	2,262
Reserves and allowances	20,537	16,551
Stock-based compensation expense	5,907	4,624
Amortization	3,956	5,484
Other	14,116	10,337
Valuation allowance	(6,026)	(5,738)
Total deferred tax assets	73,007	56,660
Deferred tax liabilities:		
Depreciation	6,140	3,845
Acquired intangible assets	1,715	2,252
Other	10,778	5,966
Total deferred tax liabilities	18,633	12,063
Net deferred tax assets	$ 54,374	$ 44,597

Outside basis differences that have not been tax-effected in accordance with the provisions of APB Opinion No. 23, *Accounting for Income Taxes – Special Areas*, as amended by SFAS No. 109, are primarily related to undistributed earnings of certain of our foreign subsidiaries. Deferred tax liabilities for U.S. federal income taxes are not provided on the undistributed earnings of our foreign subsidiaries that are considered permanently reinvested. The determination of the amount of unrecognized deferred tax liability is not practicable.

At December 31, 2007, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $13.8 million, which expire in 2017 and 2018. Additionally, we had general business credit carryforwards of approximately $2.3 million, which expire beginning in 2008 and extending through 2016. At December 31, 2007, we had foreign net operating loss carryforwards of approximately $81.9 million, of which $5.6 million expires beginning in 2009 and extending through 2015.

Certain of our U.S. and foreign net operating losses and general business credit carryforwards are subject to various limitations. We maintain valuation allowances for these net operating losses and tax credit carryforwards that are expected to expire unused due to these limitations.

Effective January 1, 2007, we adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109 by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date. Upon adoption of FIN 48, we recorded a $7.2 million reduction to our liability for unrecognized tax benefits as an adjustment to the 2007 opening balance of retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 5,418
Additions for tax positions related to current year	199
Additions for tax positions of prior years	395
Reductions for tax positions of prior years	-
Settlements	(428)
Foreign currency translation	570
Balance at December 31, 2007	$ 6,154

As of January 1, 2007, our liability for unrecognized tax benefits totaled $5.4 million, of which $428,000 was recognized as an income tax benefit during the three months ended March 31, 2007, upon the effective settlement of a tax examination. As of December 31, 2007, our liability for unrecognized tax benefits totaled $6.2 million and is recorded in our consolidated balance sheet within "Other liabilities," all of which, if recognized, would affect our effective tax rate. Our operations in Belgium and France are currently under audit. As such, management believes that it is reasonably possible that $4.7 million of our unrecognized tax benefits related to those jurisdictions may significantly change within the next twelve months.

FIN 48 further requires that interest required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. Management has made the policy election to record this interest as interest expense. As of December 31, 2007, accrued interest related to our unrecognized tax benefits totaled $80,000, which is recorded in our consolidated balance sheet within "Other liabilities."

We file numerous consolidated and separate company income tax returns in the U.S. federal jurisdiction and in many U.S. state and foreign jurisdictions, with the most significant foreign jurisdiction being France. We are no longer subject to foreign income tax examinations by tax authorities for years before 2000. With few exceptions, we are subject to U.S. federal, state, and local income tax examinations for years 2004-2006. However, tax authorities have the ability to review years prior to these to the extent that we utilized tax attributes carried forward from those prior years.

12. Earnings Per Share:

SFAS No. 128, Earnings Per Share, requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted-average shares of common stock outstanding during the period. Diluted earnings per share is calculated to include any dilutive effect of our common stock equivalents. Our common stock equivalents consist of stock options, non-vested shares of common stock, and convertible debt. The dilutive effect of the stock options and non-vested shares of common stock is calculated using the treasury-stock method. The dilutive effect of convertible debt is calculated by applying the "if-converted" method. This method assumes an add-back of interest, net of income taxes, to net income as if the securities were converted at the beginning of the period. We determined that for the twelve month period ended December 31, 2007, the convertible debt had an anti-dilutive effect on earnings per share and therefore excluded them from the dilutive shares calculation.

The weighted-average number of common shares outstanding for basic and diluted earnings per share purposes is as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Weighted-average number of common shares outstanding – basic	35,812	34,434	33,959
Common stock equivalents	671	1,005	1,240
Weighted-average number of common shares outstanding – diluted	36,483	35,439	35,199

The following potential common shares were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Stock options	3,328	4,446	2,662
Non-vested shares	43	-	-
Convertible debt	6,126	-	-

13. Capital Stock:

We are authorized to issue up to 100,000,000 shares of voting common stock. We have 63,506,817 shares of voting common stock available for future issuance at December 31, 2007.

We have granted 434,005 shares of non-vested common stock that had not been issued as of December 31, 2007. The unvested shares have the same voting rights that are available to common stockholders.

14. Stock-Based Compensation Plans:

Effective January 1, 2006, we adopted SFAS 123R, which replaced SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123R requires recognition of the fair value of an award of equity instruments granted in exchange for employee services as a cost of those services. Prior to the adoption of SFAS 123R, as permitted by SFAS No. 123, we accounted for similar transactions in accordance with APB Opinion No. 25, which employed the intrinsic value method of measuring compensation cost. Accordingly, compensation cost related to stock option grants to employees was recognized only to the extent that the fair market value of the stock exceeded the exercise price of the stock option at the date of grant.

We adopted SFAS 123R using the modified prospective method. Accordingly, prior year amounts have not been restated. Under the modified prospective method, the provisions of SFAS 123R are to be applied to new awards granted after January 1, 2006. For unvested options granted prior to January 1, 2006, we are required to recognize, over the remaining vesting period, non-cash stock-based compensation expense for the grant date fair value of the options. SFAS 123R did not change the accounting for non-cash, stock-based compensation related to non-employees with equity-based incentive arrangements.

We have two stock-based compensation plans which are described below. Amounts recognized in the financial statements with respect to these plans are as follows:

	Year Ended December 31,		
	2007	2006	2005
Total cost of share-based payment plans	$ 16,425	$ 14,845	$ 467
Amounts capitalized as inventory and intangible assets	(2,262)	(1,918)	-
Amortization of capitalized amounts	2,369	913	-
Charged against income before income taxes	16,532	13,840	467
Amount of related income tax benefit recognized income	(3,665)	(2,957)	(180)
Impact to net income	$ 12,867	$ 10,883	$ 287
Impact to basic earnings per share	$ 0.36	$ 0.32	$ 0.01
Impact to diluted earnings per share	$ 0.35	$ 0.31	$ 0.01

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation in 2005 (in thousands, except per share amounts):

	Year Ended December 31, 2005
Net income, as reported	$ 21,065
Add: Stock-based employee compensation cost recognized under intrinsic value method, net of tax	151
Less: Stock-based employee compensation expense determined under fair value based method, net of tax	(12,972)
Pro forma net income	$ 8,244
Income per share:	
Basic, as reported	$ 0.62
Basic, pro forma	$ 0.24
Diluted, as reported	$ 0.60
Diluted, pro forma	$ 0.24

As of December 31, 2007, we had $25.4 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted to employees. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Equity Incentive Plan. On December 7, 1999, we adopted the 1999 Equity Incentive Plan (the Plan), which was subsequently amended and restated on July 6, 2001, May 13, 2003, May 13, 2004 and May 12, 2005. The Plan authorizes us to grant stock options and other stock-based awards, such as non-vested shares of common stock, with respect to up to 9,767,051 shares of common stock. Under the Plan, options to purchase common stock generally are exercisable in increments of 25% annually on each of the first through fourth anniversaries of the date of grant. Options to purchase Series A Preferred Stock that were outstanding at the time we completed our IPO in July 2001 became options to purchase our common stock. Those options were immediately exercisable upon their issuance. All of the options issued under the Plan expire after ten years. Non-vested shares of common stock are generally vested in increments of 25% annually on each of the first through fourth anniversaries of the date of grant. As of December 31, 2007, there were 929,218 shares available for future issuance under the Plan.

Stock options

We estimate the fair value of stock options using the Black-Scholes valuation model. The Black-Scholes option-pricing model requires the input of estimates, including the expected life of stock options, expected stock price volatility, the risk-free interest rate, and the expected dividend yield. The expected life of options is estimated by calculating the average of the vesting term and the contractual term of the option, as allowed in SEC Staff Accounting Bulletin No. 107. The expected stock price volatility assumption was estimated based upon historical volatility of our common stock. The risk-free interest rate was determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The fair value of stock options is amortized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

The weighted-average grant date fair value of stock options granted to employees in 2007, 2006 and 2005 was $11.30 per share, $9.97 per share and $11.62 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model using the following assumptions:

	Year Ended December 31,		
	2007	2006	2005
Risk-free interest rate	3.9% - 4.8%	4.3% - 5.1%	4.0% – 4.5%
Expected option life	6 years	6 years	7 years
Expected price volatility	39%	40%	40%

During 2006 and 2005, we granted certain independent distributors stock options of 66,700 and 41,900 shares, respectively, under the Plan. These options are exercisable in 25% increments on the first through fourth anniversaries of the date of grant at a weighted-average exercise price of $22.43 per share and $25.08 per share, respectively. The options expire after ten years.

A summary of our stock option activity during 2007 is as follows:

	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value* ($000's)
Outstanding at December 31, 2006	5,711	21.00		
Granted	324	24.42		
Exercised	(1,338)	12.75		
Forfeited or expired	(269)	24.72		
Outstanding at December 31, 2007	4,428	$ 23.51	6.9 years	$ 26,091
Exercisable at December 31, 2007	2,576	$ 23.45	6.0 years	$ 15,514

* The aggregate intrinsic value is calculated as the difference between the market value of our common stock as of December 31, 2007, and the exercise price of the shares. The market value as of December 31, 2007 is $29.17 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2007.

The total intrinsic value of options exercised during 2007, 2006 and 2005 was $17.3 million, $15.2 million and $4.3 million, respectively.

A summary of our stock options outstanding and exercisable at December 31, 2007, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.00 – $8.50	168	2.5 years	$ 4.88	168	$ 4.88
$8.51 – $16.00	55	4.7 years	15.16	55	15.16
$16.01 – $24.00	1,959	7.5 years	20.70	907	19.99
$24.01 – $32.00	2,169	6.7 years	27.32	1,388	27.84
$32.01 – $35.87	77	6.4 years	34.05	58	34.05
	4,428	6.9 years	$ 23.51	2,576	$ 23.45

Non-vested shares

We calculate the grant date fair value of non-vested shares of common stock as the average of the highest and lowest reported sale prices on the trading day immediately prior to the grant date. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

We granted 409,000 and 7,000 non-vested shares of common stock to employees with a weighted-average fair value of $24.32 per share and $23.37 per share during 2007 and 2006, respectively. The fair value of these shares will be recognized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

During 2007, we granted certain independent distributors non-vested shares of common stock of 27,000 shares under the Plan at a weighted-average grant date fair value of $22.83 per share.

During 2006, we issued 50,000 non-vested shares of common stock with a grant date fair value of $22.44 per share to a third party in exchange for certain rights and services. The expense related to those shares will be recognized over 28 months, the life of the contract. The forfeiture restrictions lapsed on 16,667 of these shares on the grant date, and on 16,667 of these shares on January 1, 2007. The forfeiture restrictions on the remaining shares lapse on January 1, 2008.

A summary of our non-vested shares of common stock activity during 2007 is as follows:

	Shares (000's)	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value* ($000's)
Non-vested at December 31, 2006	41	19.19	
Granted	436	24.23	
Vested	(19)	21.08	
Forfeited	(9)	23.85	
Non-vested at December 31, 2007	449	$ 23.91	$ 13,093

* The aggregate intrinsic value is calculated as the market value of our common stock as of December 31, 2007. The market value as of December 31, 2007 is $29.17 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2007.

The total fair value of shares vested during 2007 and 2006 was $436,000 and $374,000, respectively.

Employee Stock Purchase Plan. On May 30, 2002, we and our shareholders approved and adopted the 2002 Employee Stock Purchase Plan (the ESPP). The ESPP authorizes us to issue up to 200,000 shares of common stock to our employees who work at least 20 hours per week. Under the ESPP, there are two six-month plan periods during each calendar year, one beginning January 1 and ending on June 30, and the other beginning July 1 and ending on December 31. Under the terms of the ESPP, employees can choose each plan period to have up to 5% of their annual base earnings, limited to $5,000, withheld to purchase our common stock. The purchase price of the stock is 85 percent of the lower of its beginning-of-period or end-of-period market price. Under the ESPP, we sold to employees 11,032, 11,465 and 11,530 shares in 2007, 2006 and 2005, respectively, with weighted-average fair values of $7.73, $6.88 and $6.93 per share, respectively. As of December 31, 2007, there were 138,722 shares available for future issuance under the ESPP. During 2007, 2006 and 2005, we recorded nominal amounts of non-cash stock-based compensation expense related to the ESPP.

In applying the Black-Scholes methodology to the purchase rights granted under the ESPP, we used the following assumptions:

	Year Ended December 31,		
	2007	2006	2005
Risk-free interest rate	4.6% - 4.8%	4.6% - 4.8%	3.0% – 3.6%
Expected option life	6 months	6 months	6 months
Expected price volatility	39%	40%	40%

15. Employee Benefit Plans:

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers U.S. employees who are 21 years of age and over. Under this plan, we match voluntary employee contributions at a rate of 100% for the first 2% of an employee's annual compensation and at a rate of 50% for the next 2% of an employee's annual compensation. Employees vest in our contributions after three years of service. Our expense related to the plan was $1.2 million, $1.0 million and $940,000 in 2007, 2006 and 2005, respectively.

16. Restructuring

On June 14, 2007, we announced plans to close our manufacturing, distribution and administrative facility located in Toulon, France. The facility's closure affected approximately 130 Toulon-based employees. The majority of our restructuring activities were complete by the end of 2007, with Toulon's production being transferred to our existing manufacturing facility in Arlington, Tennessee and its distribution activities being transferred to our European headquarters in Amsterdam, the Netherlands.

Management estimates that the pre-tax restructuring charges will total approximately $23 million to $25 million. These charges consist of the following estimates:

- $13 million for severance and other termination benefits;
- $3 million of non-cash asset impairments of property, plant and equipment;
- $2 million of inventory write-offs and manufacturing period costs;
- $2 million to $3 million of external legal and professional fees; and
- $3 million to $4 million of other cash and non-cash charges.

Charges associated with the restructuring recognized during the year ended December 31, 2007 are presented in the following table. All of the following amounts were recognized within "Restructuring charges" in our consolidated statement of operations, with the exception of the inventory write-offs and manufacturing period costs, which were recognized within "Cost of sales – restructuring."

(in thousands)	Year Ended December 31, 2007
Severance and other termination benefits	$ 11,675
Asset impairment charges	3,156
Inventory write-offs and manufacturing period costs	2,139
Legal/professional fees	1,547
Other	356
Total restructuring charges	$ 18,873

As a result of the plans to close the facility, we performed an evaluation of the undiscounted future cash flows of the related asset group and recorded an impairment charge for the difference between the net book value of the assets and their estimated fair values. As of December 31, 2007, we have recorded these assets as "Assets held for sale" on our consolidated balance sheet at their estimated selling price less costs to sell.

Activity in the restructuring liability for the year ended December 31, 2007 is presented in the following table (in thousands):

Beginning balance	$ -
Charges:	
Severance and other termination benefits	12,145
Legal/professional fees	1,547
Other	356
	$ 14,048
Payments:	
Severance and other termination benefits	(6,307)
Legal/professional fees	(1,371)
Other	(36)
	$ (7,714)
Foreign currency translation	632
Restructuring liability at December 31, 2007	$ 6,966

Under French law, our terminated employees have the right to pursue additional compensation through litigation. While significant litigation has not commenced as of December 31, 2007, management has estimated that it has incurred a liability in the range of $320,000 to $560,000. Therefore, we have recorded a liability of $320,000 within "Accrued expenses and other current liabilities" in our consolidated balance sheet as of December 31, 2007.

17. Commitments and Contingencies:

Operating Leases. We lease certain equipment and office space under non-cancelable operating leases. Rental expense under operating leases approximated $9.7 million, $8.5 million and $7.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining lease terms of one year or more, are as follows at December 31, 2007 (in thousands):

2008	$	8,052
2009		4,809
2010		2,409
2011		1,002
2012		731
Thereafter		993
	$	17,996

Royalty and Consulting Agreements. We have entered into various royalty and other consulting agreements with third party consultants. We incurred royalty and consulting expenses of $855,000, $1.0 million and $3.2 million during the years ended December 31, 2007, 2006 and 2005, respectively, under non-cancelable contracts with minimum obligations that were contingent upon services. The amounts in the table below represent minimum payments to consultants that are contingent upon future services. These fees are accrued when it is deemed probable that the performance thresholds are met. Future minimum payments under these agreements for which we have not recorded a liability, are as follows at December 31, 2007 (in thousands):

2008	$	692
2009		642
2010		542
2011		542
2012		542
Thereafter		1,510
	$	4,470

Purchase Obligations. We have entered into certain supply agreements for our products, which include minimum purchase obligations. During the years ended December 31, 2007, 2006 and 2005, we paid approximately $2.3 million, $3.8 million and $6.4 million, respectively, under those supply agreements. Our remaining purchase obligations under those supply agreements are as follows at December 31, 2007 (in thousands):

2008	$	-
2009		1,029
2010		1,029
2011		1,029
	$	3,087

Portions of our payments for operating leases, royalty and consulting agreements, and purchase obligations are denominated in foreign currencies and were translated in the tables above based on their respective U.S. dollar exchange rates at December 31, 2007. These future payments are subject to foreign currency exchange rate risk.

Legal Proceedings. In 2000, Howmedica Osteonics Corp. (Howmedica), a subsidiary of Stryker Corporation, filed a lawsuit against us in the United States District Court for the District of New Jersey alleging that we infringed Howmedica's U.S. Patent No. 5,824,100 related to our ADVANCE® knee product line. The lawsuit seeks an order of infringement, injunctive relief, unspecified damages and various other costs and relief and could impact a substantial portion of our knee product line. We believe, however, that we have strong defenses against Howmedica's claims and are vigorously defending this lawsuit. In November 2005, the court issued a Markman ruling on claim construction. Howmedica has conceded to the court that, if the claim construction as issued was applied to our knee product line, our products do not infringe their patent. Howmedica has appealed the Markman ruling, and this matter is now on appeal to the U.S. Federal Circuit Court of Appeals. No trial date has been set in this matter. Management is unable to estimate the potential liability, if any, with respect to the claims and accordingly, no provision has been made for this contingency as of December 31, 2007. These claims are covered in part by our patent infringement insurance. Management does not believe that the outcome of this lawsuit will have a material adverse effect on our consolidated financial position or results of operations.

We are involved in separate disputes in Italy with a former agent and two former employees. Management believes that it has meritorious defenses to the claims related to these disputes. The payment of any amount related to these disputes is not probable and cannot be estimated at this time. Accordingly, no provisions have been made for these matters as of December 31, 2007.

We are involved in a dispute with a former consultant who is demanding payment of royalties on the sales of certain knee products. We contend that the plaintiff breached his agreement, and therefore we owe no royalties to the plaintiff. In April 2006, the U.S. District Court for the Eastern District of Massachusetts granted partial summary judgment in favor of the plaintiff, ruling that the plaintiff did not breach his contract. A damages hearing was held in March 2007 and damages were set at $2.5 million plus interest of approximately $140,000. Both parties have the right to appeal this ruling, and we have appealed the portion of the judgment issued in favor of the plaintiff. We believe that we will prevail upon appeal and that an ultimate unfavorable resolution of this matter is not probable; therefore, we have not accrued any amounts related to this matter as of December 31, 2007.

In November 2007, we received a ruling under binding arbitration involving a dispute with a former consultant who demanded approximately $3.6 million for consulting payments under a contract that we terminated in 2005, as well as current and future royalties for certain of our products. The consultant claimed that we wrongfully terminated our development contract. The arbitrator awarded the former consultant $3.3 million plus interest at ten percent from December 17, 2005 until the award was paid; denied the consultant's claim for punitive damages; cancelled a related consulting agreement between the parties; and denied the consultant's claims for royalties for certain of our products. We recognized the $3.3 million award within "Selling, general, and administrative expenses" and $665,000 within "Interest income, net" in our consolidated statement of operations during the year ended December 31, 2007.

On December 11, 2007, we received a subpoena from the U.S. Department of Justice (DOJ) through the U.S. Attorney for the District of New Jersey requesting documents for the period January 1998 through the present related to any consulting and professional service agreements with orthopaedic surgeons in connection with hip or knee joint replacement procedures or products. We are cooperating fully with the DOJ request. We cannot estimate what, if any, impact this inquiry and any results from this inquiry could have on our consolidated results of operations or financial position. We have not accrued any amounts related to this matter as of December 31, 2007.

In addition to those noted above, we are subject to various other legal proceedings, product liability claims and other matters which arise in the ordinary course of business. In the opinion of management, the amount of liability, if any, with respect to these matters, will not materially affect our consolidated results of operations or financial position.

18. Segment Data:

We have one reportable segment, orthopaedic products, which includes the design, manufacture and marketing of reconstructive joint devices and biologics products. Our geographic regions consist of the United States, Europe (which includes the Middle East and Africa) and Other (which principally represents Asia and Canada). Long-lived assets are those assets located in each region. Revenues attributed to each region are based on the location in which the products were sold.

Net sales of orthopaedic products by product line and information by geographic region are as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Net sales by product line:			
Hip products	$ 134,251	$ 122,073	$ 109,267
Knee products	102,334	94,079	94,073
Biologics products	76,029	65,455	62,358
Extremity products	62,302	45,044	40,594
Other	11,934	12,287	12,845
Total	$ 386,850	$ 338,938	$ 319,137
Net sales by geographic region:			
United States	$ 235,748	$ 211,015	$ 197,548
Europe	96,336	82,197	80,374
Other	54,766	45,726	41,215
Total	$ 386,850	$ 338,938	$ 319,137
Operating income (loss) by geographic region:			
United States	$ 13,911	$ 18,752	$ 32,464
Europe	(22,835)	(7,563)	(5,633)
Other	10,378	8,242	6,650
Total	$ 1,454	$ 19,431	$ 33,481

	December 31,	
	2007	2006
Long-lived assets:		
United States	$ 71,764	$ 59,709
Europe	18,605	20,055
Other	8,668	6,501
Total	$ 99,037	$ 86,265

No single foreign country accounted for more than 10% of our total net sales during 2007, 2006 or 2005; however, the largest single foreign country represented approximately 7%, 7% and 6% of our total net sales in 2007, 2006 and 2005, respectively.

During 2007, we recognized restructuring charges associated with the closure of our facility in Toulon, France. Our U.S. region recognized $2.5 million of restructuring charges in 2007 and our European region recognized $16.4 million of restructuring charges in 2007. Additionally, our U.S. region recognized a $3.3 million charge in 2007 as a result of an unfavorable ruling under binding arbitration, as described in Note 17.

Effective January 1, 2006, we adopted SFAS 123R, which replaced SFAS No. 123 and supersedes APB Opinion No. 25, and requires recognition of the fair value of an award of equity instruments granted in exchange for employee services as a cost of those services. We elected the modified prospective method of transition, under which prior periods are not revised for comparative purposes. As a result, 2007 and 2006 amounts are not comparable to prior years. Our U.S. region recognized non-cash, stock-based compensation expense within operating income of $14.2 million in 2007 and $11.7 million in 2006, compared to $467,000 in 2005. Our European geographic region recognized $1.9 million in 2007 and $1.4 million in 2006 of non-cash, stock-based compensation expense within operating income. Stock-based compensation expense was not recognized in our European geographic region in 2005.

During the year ended December 31, 2005, our European geographic region incurred charges of approximately $1.5 million related to the write down of certain inventory due to the termination of an agreement to distribute certain third party spinal products in Europe, charges of approximately $1.5 million associated with a European distributor transition and the associated legal dispute, and charges of approximately $800,000 for severance costs associated with management changes.

19. Quarterly Results of Operations (unaudited):

The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 2007 and 2006, respectively (in thousands). This information was derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this filing and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 94,287	$ 98,008	$ 91,399	$ 103,156
Cost of sales	26,965	28,770	24,268	28,404
Cost of sales - restructuring	-	-	-	2,139
Gross profit	67,322	69,238	67,131	72,613
Operating expenses:				
Selling, general and administrative	53,926	56,307	54,573	61,123
Research and development	8,102	6,853	7,151	6,299
Amortization of intangible assets	855	970	968	989
Restructuring charges	-	7,539	6,966	2,229
Total operating expenses	62,883	71,669	69,658	70,640
Operating income (loss)	$ 4,439	$ (2,431)	$ (2,527)	$ 1,973
Net income (loss)	$ 3,189	$ (2,090)	$ (1,522)	$ 1,384
Net income (loss) per share, basic	$ 0.09	$ (0.06)	$ (0.04)	$ 0.04
Net income (loss) per share, diluted	$ 0.09	$ (0.06)	$ (0.04)	$ 0.04

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 86,256	$ 87,492	$ 78,637	$ 86,553
Cost of sales	23,393	26,335	22,517	24,989
Gross profit	62,863	61,157	56,120	61,564
Operating expenses:				
Selling, general and administrative	49,486	48,416	45,494	49,177
Research and development	7,343	6,476	6,175	5,557
Amortization of intangible assets	1,146	1,121	987	895
Total operating expenses	57,975	56,013	52,656	55,629
Operating income	$ 4,888	$ 5,144	$ 3,464	$ 5,935
Net income	$ 2,309	$ 2,750	$ 3,605	$ 5,747
Net income per share, basic	$ 0.07	$ 0.08	$ 0.10	$ 0.16
Net income per share, diluted	$ 0.07	$ 0.08	$ 0.10	$ 0.16

We incurred the after-tax effect of $18.9 million of charges associated with our restructuring activities during the year ended December 31, 2007, of which we recognized $7.5 million, $7.0 million and $4.4 million during the second, third and fourth quarters of 2007, respectively. See Note 16 for further information regarding these restructuring charges.

Our operating income for the fourth quarter of 2007 included a $3.3 million charge resulting from an unfavorable ruling under binding arbitration. Our net income for the fourth quarter of 2007 included the after-tax effect of this amount plus $665,000 of interest. See Note 17 for further information regarding this judgment.

Our net income for the third quarter of 2006 included a $1.5 million gain recognized on the sale of an investment and our net income for the fourth quarter of 2006 included a $1.4 million tax benefit recognized upon the resolution of foreign tax circumstances.

Management's Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures that are designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within our organization to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2007, to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. Our internal control over financial reporting as of December 31, 2007, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2007, there were no significant changes in our internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, Inc. acts as our transfer agent and registrar for Wright and maintains all stockholder records. Communications concerning stock holdings, lost certificates, transfer of shares, duplicate mailings or changes of address should be directed to:

Wright Medical Group, Inc.
c/o American Stock Transfer & Trust Company
59 Maiden Lane, New York, NY 10038
800.937.5449 info@amstock.com

Cash Dividend Policy

We have never declared or paid cash dividends on common stock and does not anticipate a change in this policy in the foreseeable future. We currently intend to retain any future earnings for the operation and expansion of our business.

Stock Prices and Trading Data

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI." Stock price quotations are available in the investor relations section of our website at www.wmt.com and are printed daily in major newspapers, including The Wall Street Journal.

The ranges of high and low sale prices per share for our common stock for 2007 and 2006 are set forth below. Price data reflect actual transactions. In all cases, the prices shown are inter-dealer prices and do not reflect markups, markdowns, or commissions.

Stockholders

As of February 15, 2008, there were 198 stockholders of record and an estimated 9,047 beneficial owners of our common stock.

Independent Auditors

KPMG LLP
Memphis, Tennessee

Comparison of Total Stockholder Returns

The graph below compares the cumulative total stockholder returns for the period from December 31, 2002 to December 31, 2007, for our common stock, an index composed of U.S. companies whose stock is listed on the Nasdaq Global Select Market (the Nasdaq U.S. Companies Index), and an index consisting of Nasdaq-listed companies in the surgical, medical, and dental instruments and supplies industry (the Nasdaq Medical Equipment Companies Index).

The graph assumes that $100.00 was invested on December 31, 2002, in our common stock, the Nasdaq U.S. Companies Index, and the Nasdaq Medical Equipment Companies Index, and that all dividends were reinvested. Total returns for the two Nasdaq indices are weighted based on the market capitalization of the companies included therein. Historic stock price performance is not indicative of future stock price performance. We do not make or endorse any prediction as to future stock price performance.

Cumulative Total Stockholder Returns
Based on Reinvestment of $100.00 Beginning on December 31, 2002


275
250
225
200
175
150
125
100
75
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
Wright Medical Group, Inc.
Nasdaq U.S. Companies Index
Nasdaq Medical Equipment Companies Index

	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Wright Medical Group, Inc.	$ 100.00	$ 174.10	$ 163.20	$ 116.80	$ 133.30	$ 167.10
Nasdaq U.S. Companies Index	100.00	149.50	162.70	166.20	182.60	198.00
Nasdaq Medical Equipment Companies Index	100.00	146.10	170.80	188.30	199.20	255.40

Source: Center for Research in Security Prices, University of Chicago Graduate School of Business

2007	High*	Low*	2006	High*	Low*
First Quarter	$23.49	$20.97		$22.69	$18.54
Second Quarter	$25.79	$21.82		$24.80	$19.17
Third Quarter	$28.51	$23.50		$24.79	$20.20
Fourth Quarter	$31.80	$24.80		$25.09	$22.47

*denotes high & low sale prices

Non-GAAP Financial Measures

We use non-GAAP financial measures, such as net sales, excluding the impact of foreign currency, gross profit, as adjusted, operating income, as adjusted, net income, as adjusted, and net income, as adjusted, per diluted share. Our management believes that the presentation of these measures provides useful information to investors. These measures may assist investors in evaluating our operations, period over period. The measures exclude such items as business development activities, including purchased in-process research and development, the financial impact of significant litigation, restructuring charges and non-cash, stock-based expense, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on our reported results of operations for a period.

Management uses these measures internally for evaluation of the performance of the business, including the allocation of resources and the evaluation of results relative to employee performance compensation targets. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP. This annual report includes discussion of non-GAAP financial measures. Reference is made to the most directly comparable GAAP financial measures and the reconciliation of the differences between the two financial measures, which is found on page 1 of this annual report and is otherwise available in the "Corporate - Investor Information - Supplemental Financial Information" section of our website located at www.wmt.com.

corporate information

Wright Medical Group, Inc. is a leading global orthopaedic medical device company specializing in the design, manufacture, and marketing of reconstructive joint devices and biologic products.

Our product offerings include large joint implants for the hip and knee; extremity implants for the hand, elbow, shoulder, foot and ankle; and both synthetic and tissue-based graft substitute materials.

We participate in the $25 billion worldwide orthopaedic market and distribute our products through a combination of direct sales personnel and a network of independent distributors and sales personnel.

Headquartered in Arlington, Tennessee, we have been in business for more than 50 years and retain approximately 1,000 employees who provide outstanding service and innovative products throughout the world.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI".

investor relations

Stockholders, securities analysts, and investors seeking more information can access the following information via the Internet at www.wmt.com:

- News releases describing our significant events and sales and earnings results for each quarter and the fiscal year.
- Annual, Quarterly, and Current Reports filed with the Securities and Exchange Commission describing our business and financial condition.
- Corporate Governance information such as committee charters, code of business conduct, etc.

In addition, investors are welcome to call, write, or fax us to request the information above – including a copy of our Annual Report or Form 10-K, free of charge. Inquires should be directed to:

Wright Medical Group, Inc.
Attn: Investor Relations
5677 Airline Road, Arlington, TN 38002
901.867.4113
901.867.4390 Fax

annual meeting

The annual meeting of our stockholders will be held on May 14, 2008 beginning at 9:00am CDT at the:

Doubletree Hotel
The Azalea Meeting Room
5069 Sanderlin Avenue, Memphis, TN 38117
901.767.6666

The Notice of Annual Meeting and Proxy Statement are being mailed to stockholders with this annual report.

WRIGHT.

Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002
901. 867. 9971 phone
800. 238. 7188 toll-free
www.wmt.com

Wright Medical EMEA
Krijgsman 11
1186 DM Amstelveen
The Netherlands
011.31.20.545.0100 phone
www.wmt-emea.com

END